Form 10-K, Exhibit 13
period 1993-12-31
CABOT OIL & GAS CORP
filed 1994-03-29
CIK 858470

                                                                     EXHIBIT 13

                          CABOT OIL & GAS CORPORATION

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth a summary of selected consolidated financial data for the Company for the periods indicated. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related Notes thereto.

                                                                    THREE
                                                                   MONTHS
                                                                    ENDED           YEAR ENDED
                                 YEAR ENDED DECEMBER 31,          DECEMBER         SEPTEMBER 30,
                           -----------------------------------       31,       ----------------------
                             1993         1992         1991         1990         1990         1989
                           ---------    ---------    ---------    ---------    ---------    ---------
                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

INCOME STATEMENT DATA
  Revenues                 $164,295     $147,608     $140,484     $ 48,519     $128,621      $149,422
  Income from
     Operations              20,007       17,983       13,707       13,047       18,889        28,534
  Net Income Available
     to All Common
     Stockholders             2,088        2,227          229        7,224       11,697
EARNINGS PER SHARE
  AVAILABLE TO ALL
  COMMON STOCKHOLDERS
  Historical(1)            $   0.10     $   0.11     $   0.01     $   0.35     $   0.57
  Pro Forma
     (Unaudited)(2)                                                                0.27
BALANCE SHEET DATA
  Oil and Gas
     Properties            $322,163     $229,778     $229,538     $217,937     $212,251      $203,151
  Total Assets              445,001      348,696      334,311      320,740      302,107       289,476
  Long-Term Debt            169,000      120,000      105,000       91,500       80,000           --
  Stockholders'
     Equity                 153,529      118,313      119,241      121,933      114,912       184,981

- ---------------

(1) See "Earnings Per Share" under Note 2 of the Notes to the Consolidated Financial Statements.

(2) Adjusted to reflect the effect as though the Company's IPO had occurred on October 1, 1989.

                         CABOT OIL & GAS CORPORATION

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OFOPERATIONS

     The following review of operations should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere.

OVERVIEW

     The Company continues to focus its operations in the Appalachian and Anadarko Regions through development of undeveloped reserves and acreage, acquisition of oil and gas producing properties and, to a lesser extent, exploration. In addition, the Company is engaged in a wide array of gas marketing activities. The Company has expanded its strategic plan to include exploring possible acquisition opportunities outside of the Company's core areas and broadening its gas marketing capabilities.

     During 1993, the Company undertook several important steps toward the full execution of its strategic plan: expanding its drilling program, successfully acquiring over $84 million of natural gas and oil properties in the Appalachian and Anadarko Regions, and realigning its senior management team.

     -- The Company drilled 150 net wells, of which 97 were connected to a pipeline by year end. The 1993 drilling program, which was expanded at mid-year, reflects the Company's strong development drilling capabilities on existing acreage and the benefit from acquisitions made during the year. The 1993 drilling program compares with 95 net wells drilled in 1992. The Company recorded a drilling success rate of 92 percent on wells drilled in 1993.

     -- Acquisitions closed during the year represent potential recoverable reserves in excess of 150 Bcfe. The two largest acquisitions were:

             Anadarko properties purchased in May from Harken Anadarko Partners L.P. brought proved reserves of 52.1 Bcfe by year end, including new proved undeveloped locations.

             Appalachian properties purchased from Emax Oil Company brought proved reserves of 52.3 Bcfe and 69 future drilling locations including those associated with a related farmout agreement with another operator.

     -- The Company also realigned its senior management to better reflect requirements for the future and to further cultivate a team approach to managing our assets.

     During 1994, the Company will continue to aggressively pursue its growth strategy, through the exploitation of current development drilling opportunities, selective acquisitions and expanded marketing activities. The acquisition program will focus on opportunities to add strategically located properties in our core operating areas of the Appalachia and Anadarko Regions. Acquisitions in other natural gas producing areas throughout the United States have potential attraction where production and exploration opportunities are similar to core areas where the Company has demonstrated expertise. Toward this end:

     -- On February 25, 1994, the Company and Washington Energy Company announced the signing of a merger agreement between a Company subsidiary and Washington Energy Resources Company (WERCO), a wholly-owned subsidiary of Washington Energy. The Company will acquire the capital stock of WERCO in a tax-free exchange for total consideration of $180 million, subject to certain adjustments. As of January 1, 1994 WERCO held approximately 230 Bcfe of proved reserves located primarily in the Green River Basin of Wyoming and in South Texas. The reserves are 82% natural gas. Excluded from the transaction are certain firm transportation, storage and other contractual arrangements of WERCO's marketing affiliate which will be retained by Washington Energy.

     -- Included in the 1994 capital expenditure budget is $8.8 million related to two pending acquisitions of certain proved reserves and pipeline facilities from CNG Transmission Corporation which await regulatory approval prior to closing.

     The Company also intends to expand its marketing presence by placing greater emphasis on increased brokerage and risk management activities.

FINANCIAL CONDITION

  Capital Resources and Liquidity

     The Company's capital resources consist primarily of cash flows from its oil and gas properties and asset-based borrowing supported by its oil and gas reserves. The Company's level of earnings and cash flow depend upon many factors, including the price of oil and natural gas and its ability to market production on a cost-effective basis. Demand for oil and gas is subject to seasonal influences characterized by peak demand and higher prices in the winter heating season.

     Primary sources of cash for the Company during the three-year period ended December 31, 1993 were from funds generated from operations and bank borrowings. Primary uses of cash for the same period were funds used in operations, exploration and development expenditures, acquisitions, repayment of debt and dividends.

     The Company had a net cash inflow of $1.8 million in 1993. Net cash outflows from operating and investing activities totalled $43.5 million in 1993, consisting primarily of capital expenditures. Funding from the Company's $210 million credit facility was used to finance these cash requirements.

                                                                      1993       1992       1991
                                                                     ------     ------     ------
                                                                            (IN MILLIONS)
Cash Flows Provided by Operating Activities                          $55.4       $27.9      $39.1
                                                                     -----       -----      -----
                                                                     -----       -----      -----

     Cash flows from operating activities in 1993 were higher by $27.5 million compared to the previous year primarily due to a higher funding requirement of working capital in 1992, described below.

     Cash flows from operating activities in 1992 were lower than 1991 by $11.2 million primarily due to an $8.8 million increase in accounts receivable, as a result of increased prices and timing.

                                                                      1993       1992       1991
                                                                     ------     ------     ------
                                                                            (IN MILLIONS)
Cash Flows Used by Investing Activities                               $98.9      $42.5      $52.2
                                                                      -----      -----      -----
                                                                      -----      -----      -----

     Cash flows used by investing activities in 1993 were $56.4 million higher than in 1992 primarily due to increased capital expenditures, most notably the Emax Acquisition for $46.4 million. Cash flows used by investing activities in 1992 and 1991 were substantially attributable to capital and exploration expenditures, $43.2 million and $54.2 million, respectively. The Company reduced its capital spending in 1992 primarily in response to a decline in natural gas prices in the first half of the year.

                                                                      1993       1992       1991
                                                                     ------     ------     ------
                                                                            (IN MILLIONS)
Cash Flows Provided by Financing Activities                          $45.3       $13.5      $10.2
                                                                     -----       -----      -----
                                                                     -----       -----      -----

     Cash flows provided by financing activities from 1991 to 1993 are primarily borrowings under the Company's revolving credit facility. The increase in 1993 of $31.8 million was primarily attributable to indebtedness incurred to finance the Emax Acquisition.

        The Company increased its revolving credit facility from $150 million to $210 million on October 29, 1993. The Company also increased the available credit line from $130 million to $180 million, of which $89 million was outstanding at December 31, 1993, and increased the borrowing rate by 1/8 of 1% for LIBOR and CD based rates. The increase in the available credit was due to an increased oil and gas reserve valuation, primarily due to higher gas prices and to the Emax and Harvard Acquisitions. The available credit line is subject to adjustment on the basis of the projected present value (as determined by a petroleum engineer's report incorporating certain assumptions provided by the lender) of estimated future net cash flows from proved oil and gas reserves and other assets. If supported by such an adjustment, the borrowing presently may be increased up to $210 million. Pending the successful closing of the WERCO transaction, the Company intends to seek a further expansion of the borrowing capacity under such agreement.

     During 1993, the Company executed interest rate swap agreements with four banks that effectively converted the Company's $80 million fixed-rate notes into variable rate notes. Under the swap agreements, the Company will pay a variable rate of interest equal to the six-month LIBOR. The banks will pay the Company fixed rates of interest that average 5.00%. The difference paid or received under such agreements is charged or credited to interest expense over the life of the agreements. The four agreements have notional principal of $20 million each with terms of two, three, four and five years. The fair value is determined by obtaining termination values from third parties.

     The Company's 1994 debt service is projected to be approximately $13.0 million. No principal payments are due in 1994.

     Capitalization information on the Company is as follows:

                                                                      1993       1992       1991
                                                                     ------     ------     ------
                                                                            (IN MILLIONS)
Stockholders' Equity
  Common Stock                                                       $118.9     $118.3     $119.2
  Preferred Stock                                                      34.6         --         --
Long-Term Debt                                                        169.0      120.0      105.0
                                                                     ------     ------     ------
Total Capitalization                                                 $322.5     $238.3     $224.2
                                                                     ------     ------     ------
                                                                     ------     ------     ------
Debt to Capitalization                                                 52.4%      50.4%      46.8%
                                                                     ------     ------     ------
                                                                     ------     ------     ------

  Capital and Exploration Expenditures

     The following table presents major components of capital and exploration expenditures for the three years ended December 31, 1993.

                                                                     1993        1992       1991
                                                                    -------     ------     ------
                                                                            (IN MILLIONS)
Capital Expenditures:
  Drilling and Facilities                                           $  34.6     $ 19.9     $ 30.1
  Leasehold Acquisitions                                                3.9        1.9        2.5
  Proved Property Acquisitions                                         82.4        1.6        0.9
  Pipeline and Gathering                                                6.8        8.2       11.5
  Other                                                                 1.3        5.4        1.1
                                                                    -------     ------     ------
                                                                      129.0       37.0       46.1
Exploration Expenses                                                    6.9        6.2        8.1
                                                                    -------     ------     ------
          Total                                                     $ 135.9     $ 43.2     $ 54.2
                                                                    -------     ------     ------
                                                                    -------     ------     ------

     As part of its long-term growth strategy, the Company placed greater emphasis on acquiring proved oil and gas properties in 1993.

     In May 1993, the Company purchased oil and natural gas properties located in the Anadarko Region of Texas and Oklahoma, and in the East Texas Basin from Harken Anadarko Partners, L.P. (the 'Harvard Acquisition"). The Company issued 692,439 shares of $3.125 convertible preferred stock to Harvard University. The preferred stock has a total stated value of $34.6 million, or $50 per share, and is convertible, subject to certain adjustments, into 1,648,662 shares of Common Stock at $21 per share, also subject to certain adjustments. As of the acquisition date, the properties had approximately 38.2 billion cubic feet equivalent of proved reserves which are 80% natural gas and included 518 (166 net) wells, of which almost 45% are operated by the Company. Average net daily production on these properties in 1993 was 10.95 million cubic feet equivalent ("MMcfe").

     In September 1993, the Company purchased oil and natural gas properties and related assets located in the Appalachian Region of West Virginia and Pennsylvania from Emax Oil Company (the "Emax Acquisition") for cash of approximately $44.1 million, subject to certain adjustments. As of the acquisition date, the properties had approximately 47.1 billion cubic feet equivalent of proved reserves of which 99% are natural gas. The properties include 300 (291 net) wells, all but one of which are operated by the Company. Average net daily production on these properties in 1993 was 8.70 MMcfe. As part of the acquisition, the Company entered into a development agreement that provides for the acquisition of additional drilling locations for approximately $106 thousand per location. The agreement provides for the drilling of 78 such wells under a farmout from a local producer. Total expected drilling costs for these 78 wells are estimated at $13.6 million. The Company drilled 22 of these wells in 1993, which added approximately 5.2 Bcfe to the proved reserves acquired and increased the total acquisition cost by $2.3 million. At year end the Company had identified 69 future drilling locations, including the remaining locations associated with the farmout agreement mentioned above.

     Total capital and exploration expenditures in 1993 increased $92.7 million compared to 1992 primarily due to the $84.6 million of oil and gas property acquisitions including the two acquisitions discussed above. Drilling and facilities expenditures in 1991 were $10.2 million higher than 1992 largely due to exceptionally low expenditures in 1992. Other capital expenditures are $4.3 million lower in comparison to 1992 which included a $4.7 million capital investment to modernize the Company's computer systems.

     Capital and exploration expenditures in 1992 decreased $11 million, or 20%, compared to 1991 primarily due to a comparable decline in drilling and facilities expenditures. Such expenditures were unusually low in 1992 due to a corresponding decrease in cash generated from operations when natural gas prices collapsed early in 1992.

     The Company generally funds most of its capital and exploration activities, excluding oil and gas property acquisitions, with cash generated from operations and budgets such capital expenditures based upon projected cash flows, exclusive of acquisitions.

     The Company has a $81.2 million capital and exploration expenditures budget for 1994 which should permit the Company to continue to expand its reserves and production. COG plans to drill 188 wells, 171 net to its interest, compared with 162 wells, 150 net, drilled in 1993. Capital dedicated to the drilling program for 1994 is $39.7 million.

     The 1994 budget also includes $20.5 million for producing property acquisitions in its core areas of the Appalachian and Anadarko Regions. At year-end 1993, letters of intent were in hand for two acquisitions in West Virginia from CNG Transmission Corporation for $8.8 million. Both of these transactions include pipeline assets which require approval of the Federal Energy Regulatory Commission before closing.

     The remaining $21.0 million of capital expenditures budgeted for 1994 will be used primarily as follows: $9.9 million to assure the integrity of and expand the Company's gathering and pipeline infrastructure, $3.7 million to acquire additional acreage for future development and $5.1 million to administer the exploratory effort. Depending on future natural gas prices, the Company intends to review and perhaps adjust the capital and exploration expenditures budgeted in 1994 as industry conditions dictate.

     During 1993, dividends were paid on the Company's common stock totalling $3.3 million and on the Company's $3.125 convertible preferred stock totalling $0.9 million.

   Other Capital Requirements and Contingencies

     Pending Acquisition. On February 25, 1994, the Company and Washington Energy Company jointly announced the signing of a merger agreement between a Company subsidiary and Washington Energy Resources Company ("WERCO"), a wholly-owned subsidiary of Washington Energy Company. The Company will acquire the stock of WERCO in a tax-free exchange for total consideration of $180 million, subject to certain adjustments. Excluded from the transaction are certain firm transportation, storage and other contractual arrangements of WERCO's marketing affiliate which will be retained by Washington Energy Company.

     COG will issue 2,133,000 shares of common stock and 1,134,000 shares of 6 percent convertible redeemable preferred stock to Washington Energy Company in exchange for the capital stock of WERCO. The preferred stock will be convertible into 1,972,174 shares of common stock at $28.75 per share. In addition, the Company will advance cash to repay intercompany indebtedness outstanding at closing and assume $5.9 million of third-party debt. The intercompany debt of WERCO was $69.1 million at December 31, 1993, as adjusted.

     Hancock Dispute. In July 1992, the John Hancock Mutual Life Insurance Company ("John Hancock") asserted that as a result of the operation by the Company of certain wells in northwestern Pennsylvania jointly owned by John Hancock and the Company (the "Properties"), a permanent diminution of up to 5.1 Bcfe in the oil and gas reserves available from the Properties has occurred. John Hancock also asserted that the value of its loss resulting from such diminution in reserves is approximately $6 million. Since that time, management, along with its outside technical advisors, has undertaken a comprehensive and continuing review of its operating practices related to the Properties. Based upon that review, management believes that its operation of the Properties has been appropriate. While the Company cannot predict the ultimate outcome of the claim, the Company believes that the resolution of the claim will not have a material adverse effect on the Company's financial position.

     Corporate Income Tax. The Company is a beneficiary of tax credits for the production of certain qualified fuels, including natural gas produced from tight formations and Devonian Shale. The credit for natural gas from a tight formation (or, "tight gas sands") amounts to $0.52 per MMbtu for natural gas sold prior to 2003 from qualified wells drilled in 1991 and 1992. In 1991 and 1992, a number of wells drilled in the Appalachian Region qualified for the "tight gas sands" tax credit. The credit for natural gas produced from Devonian Shale is approximately $1.00 per MMbtu in 1993. However, the benefits of such credits have been, and may continue to be, lost or deferred depending on the amount of regular taxable income earned by the Company. Under current tax provisions, the Company expects to benefit by the carryforward of credits that become a part of the minimum tax credit carryforward.

     The Company may benefit in 1994 and in the future from the alternative minimum tax ("AMT") relief granted under the Comprehensive National Energy Policy Act of 1992. The Act repealed provisions of the AMT requiring a taxpayer's alternative minimum taxable income to be increased on account of certain intangible drilling costs ("IDCs") and percentage depletion deductions. The repeal of these provisions generally applies to taxable years beginning after 1992. The repeal of the "excess IDC preference" cannot reduce a taxpayer's alternative minimum taxable income by more than 40% (30% for 1993) of the amount of such income determined without regard to the repeal of such preference.

     FERC Order 636. The marketing of natural gas has changed significantly as a result of Order 636 (the "Order"), which was issued by the FERC in 1992. The Order required interstate pipelines to unbundle their gas sales, storage and transportation services. As a result, local distribution companies and end-users will separately contract these services from gas marketers and producers. The Order has created greater competition in the industry, but has also provided the Company the opportunity to reach broader markets. In 1993, this has meant an increase in the number of third-party producers that use the Company to market their gas and in margin pressures from increased competition for markets.

     Environmental Regulation. The Company operates under numerous state and federal laws regulating the discharge of materials into, and the protection of, the environment, including the Federal Clean Air Act. In the ordinary course of business, the Company conducts an ongoing review of the effect of these various environmental laws, based upon the information currently available. It is impossible to determine whether and to what extent the Company's future performance may be affected by environmental laws; however, management does not believe that such laws will have a material adverse effect on the Company's financial position or results of operations.

     Restrictive Covenants. The Company's ability to incur debt, to pay dividends on its common and preferred stock, and to make certain types of investments is dependent upon certain restrictive debt covenants in the Company's various debt instruments. Among other requirements, the Company's Revolving Credit Facility specifies a minimum cash flow to debt service coverage ratio. The Company's cash flow to debt service coverage ratio, using cash flow estimates provided by the agent bank, was 5.8 to 1.0 compared with the minimum requirement of 1.2 to 1.0.

  Conclusion

     The Company's financial results depend upon many variables, particularly the price of natural gas, and its ability to market gas on economically attractive terms. The Company's average 1993 natural gas price increased 10% over the average natural gas price received for 1992. However, given the inherent price volatility of natural gas prices in recent years, management cannot predict with certainty, a continuing trend of higher prices for the remainder of 1994. Because future cash flows are subject to such variables, there can be no assurance that the Company's operations will provide cash sufficient to fully fund its capital expenditures.

     In addition, the Company has adopted a plan to pursue potential acquisitions as part of its stated corporate strategy. Such acquisitions may require capital resources beyond those provided from operations. The Company's ability to fund such acquisitions, if necessary, with external financing is dependent, among other things, upon available borrowing capacity under its committed bank line and the Company's access to and the general conditions of debt and equity capital markets.

     However, the Company believes its capital resources, supplemented, if necessary, with external financing, are adequate to meet its capital requirements, including acquisitions.

RESULTS OF OPERATIONS

     For the purpose of reviewing the Company's results of operations, "Net Income" is defined as net income available to all common shareholders.

                     SELECTED FINANCIAL AND OPERATING DATA

                                                                 1993         1992         1991
                                                                -------      -------      -------
                                                                   (IN MILLIONS, EXCEPT WHERE
                                                                           SPECIFIED)
Revenues                                                        $ 164.3      $ 147.6      $ 140.5
Costs and Expenses                                                145.6        130.2        126.7
Interest Expense                                                   10.3          9.8          7.6
Net Income                                                          2.1          2.2          0.2
Earnings Per Share                                              $  0.10      $  0.11      $  0.01

Natural Gas Production (Bcf)
  Appalachia                                                       26.2         25.6         26.6
  Anadarko                                                         19.8         19.9         17.1
                                                                -------      -------      -------
  Total Company                                                    46.0         45.5         43.7
                                                                -------      -------      -------
                                                                -------      -------      -------
Natural Gas Sales (Bcf)
  Appalachia                                                       39.9         40.7         41.7
  Anadarko                                                         24.5         23.8         20.6
                                                                -------      -------      -------
  Total Company                                                    64.4         64.5         62.3
                                                                -------      -------      -------
                                                                -------      -------      -------
Natural Gas Prices ($/Mcf)
  Appalachia                                                    $  2.69      $  2.50      $  2.43
  Anadarko                                                      $  1.94      $  1.62      $  1.49
  Total Company                                                 $  2.40      $  2.18      $  2.12

Crude/Condensate
  Volume (MBbl)                                                     345          162          148
  Price $/Bbl                                                   $ 16.58      $ 19.03      $ 19.80

     The table below presents the effects of certain selected items ("selected items") on the Company's results of operations for the three years ended December 31, 1993.

                                                                 1993         1992         1991
                                                                -------      -------      -------
                                                                          (IN MILLIONS)
Net Income Before Selected Items                                $   5.1      $   6.4      $   5.7
  Early adoption of SFAS 112                                       (0.4)
  Consolidation of office space                                    (0.3)
  Deferred tax adjustment due to federal rate change               (2.3)
  Early adoption of SFAS 106                                                    (1.5)
  Settlement of Cabot tax dispute                                               (2.7)
  Cost reduction program                                                                     (1.5)
  Deferred tax adjustment due to state tax law change                                        (3.1)
  Cost associated with stock exchange                                                        (0.9)
                                                                -------      -------      -------
Net Income                                                      $   2.1      $   2.2      $   0.2
                                                                -------      -------      -------
                                                                -------      -------      -------

  1993 and 1992 Compared

     Net Income and Revenues. Net income, excluding the impact of the selected items, was $1.3 million, or $0.06 per share, lower than 1992. Excluding the pre-tax effects of the selected items, income from operations was $0.8 million higher. Operating revenues increased $16.7 million, or 11%, in 1993. Natural gas made up 94%, or $154.8 million, of operating revenue. The increase in operating revenues was driven primarily by an increase in the average natural gas prices as discussed below.

     Natural gas sales volumes were down 0.8 Bcf to 39.9 Bcf in the Appalachian Region. Production volume in the Appalachian Region was up 0.6 Bcf, or 2%, primarily due to the Emax Acquisition. Production volume in the Anadarko Region was down 1.7 Bcf, or 9%, excluding 1.7 Bcf of production from the Harvard Acquisition. Natural gas sales volumes in the Anadarko Region were down 1.0 Bcf, excluding 1.7 Bcf of sales from the Harvard Acquisition. The decrease in Anadarko was primarily attributable to insufficient replacement well production necessary to offset the significant production declines on several high deliverability but short-lived wells drilled in 1990.

     The average Appalachian natural gas sales price increased $0.19 per Mcf, or 8%, to $2.69, increasing operating revenues by approximately $7.6 million. In the Anadarko Region, the average natural gas sales price increased $0.32 per Mcf, or 20%, to $1.94, increasing operating revenues by approximately $7.8 million. Due to the weighted mix of sales volume, the overall weighted average natural gas sales price increased $0.22 per Mcf, or 10%, to $2.40.

     Crude oil and condensate sales increased 183 MBbl, or 113%, due primarily to the Harvard Acquisition.

     Cost and Expenses. Excluding the pre-tax effects of the selected items, total costs and expenses increased $16.6 million, or 13%, due primarily to the following:

     - The costs of natural gas increased $8.1 million, or 20%. The increase was primarily due to a $0.19 per Mcf increase in the average price of gas purchased for resale and a 1.7 Bcf increase in gas purchased for resale and gas exchanges.

     - Direct operations expenses increased $3.5 million, or 14%. Such expenses included $0.8 million of relocation costs associated with the consolidation of regional offices in Appalachia and Anadarko, $1.7 million of operating expenses attributable to the Harvard and Emax Acquisitions and $0.5 million of higher subsurface maintenance and pipeline right-of-way maintenance costs.

     - Exploration expense increased $0.7 million, or 11%, due primarily to higher dry hole expenses.

     - Depreciation, depletion, amortization and impairment expense increased $0.4 million, or 1%, excluding the $2.5 million attributable to the Harvard and Emax Acquisitions.

     - General and administrative costs decreased $1.1 million, or 7%, excluding the impact of the $2.4 million charge for postretirement benefits cost recorded in 1992 (a selected item). The $1.1 million decrease was primarily attributable to personnel reductions in connection with the 1991 cost reduction program that were made in the regional and corporate offices in late 1992. Effective January 1, 1992, the Company elected the early adoption of the Statement of Financial Accounting Standards ("SFAS") 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," and elected to amortize the accumulated postretirement benefit obligation at January 1, 1992 ("Transition Obligation") over 20 years. Due to an amendment of the postretirement benefits plan, effective January 1, 1993, the amortization cost of the unrecognized Transition Obligation for 1993 was significantly reduced. The Company's postretirement benefits cost for 1993 was approximately $20 thousand.

     - Taxes other than income increased $2.5 million, or 35%, due primarily to higher taxes on production and reserves, as a result of higher natural gas prices, and to the Harvard and Emax Acquisitions.

     Income tax expense was up $0.6 million, or 18%, and is comparable to the increase in earnings before income tax.

  1992 and 1991 Compared

     Net Income and Revenues. Net income, excluding the impact of the selected items, was $0.7 million, or $0.03 per share, higher in 1992 compared with 1991. Excluding the pre-tax effects of the selected items, income from operations was $3.0 million, or 17%, higher than 1991. Operating revenues increased $7.1 million, or 5%. Natural gas made up 95%, or $140.7 million, of operating revenues.

     Natural gas sales volumes rose 2.2 Bcf, or 4%, increasing revenues by approximately $4.7 million in 1992. The Company's Appalachian natural gas sales volume decreased 1.0 Bcf, or 2%, due primarily to decreased production volumes. In the Anadarko Region, the Company increased natural gas sales volume 3.2 Bcf, or 16%. This increase was attributable primarily to production enhancements (such as the installation of new field compression, plunger-lifts and other down-hole equipment), to new drilling, and to improved transportation arrangements to market natural gas.

     The average Appalachian natural gas sales price increased $0.07 per Mcf, or 3%. The average Anadarko natural gas sales price increased by $0.13 per Mcf, or 9%. The Company's weighted average natural gas sales price increased $0.06 per Mcf, or 3%. The effect of the higher weighted average price on revenues was approximately $3.9 million.

     Crude oil and condensate sales increased 14 MBbl, or 9%, due primarily to new drilling. The average price decreased by $0.77 per Bbl, or 4%.

     Cost and Expenses.   Excluding the pre-tax effects of the selected items,
total costs and expenses increased $4.8 million, or 4%, due primarily to the following:

     - The costs of natural gas increased $4.0 million, or 11%, due primarily to a $0.15 per Mcf increase in the average cost of purchased natural gas to $1.90.

     - Exploration expense decreased $1.8 million, or 23%, due primarily to reduced dry hole expense.

     - Depreciation, depletion, amortization and impairment expense increased $4.3 million, or 16%, due in part to higher unit of production cost as a result of downward reserve revisions in certain Appalachian Basin properties at the end of 1991, to increased production from newer wells and to a higher impairment provision due to early abandonments of leasehold acquisitions.

     - General and administrative expenses were down $1.5 million, or 8%. The decline is largely attributable to the cost reduction program. Selected items for 1991 were a $2.4 million one-time charge in the fourth quarter for the cost reduction program and $1.4 million associated with the Stock Exchange. The cost reduction program provided for a 12% reduction in the Company's work force by the end of 1992 and included the cost of severance, relocation and other related expenses. The selected item in 1992 was a $2.4 million charge to record early adoption of SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The Statement requires employers to recognize the cost of providing postretirement benefits to employees over the employees' service periods. The Company elected to amortize the accumulated postretirement benefit obligation at January 1, 1992 over 20 years, resulting in a non-cash charge of $2.4 million in 1992.

     Interest income decreased $1.8 million because the Cabot Note was retired on March 28, 1991 (See Note 11 of the Notes to the Consolidated Financial Statements).

     Interest expense increased $0.4 million because of the increase in long-term debt, partly offset by a decline in interest rates in 1992.

     The Company's income tax expense in 1992 included a $2.7 million charge due to the settlement of the Cabot tax dispute. The Company's income tax expense in 1991 included a $3.1 million charge associated with a change in a state tax law no longer allowing unused state net loss carryforwards. Both of these tax charges are selected items.

                          CABOT OIL & GAS CORPORATION
                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Cabot Oil & Gas Corporation:

     We have audited the accompanying consolidated balance sheet of Cabot Oil & Gas Corporation as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cabot Oil & Gas Corporation as of December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Note 7 to the financial statements, the Company changed its method of accounting for Postretirement Benefits Other Than Pensions in 1992.

                                                         COOPERS & LYBRAND

Houston, Texas
February 25, 1994

                          CABOT OIL & GAS CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

                                                                  YEAR ENDED DECEMBER 31,
                                                           -------------------------------------
                                                             1993          1992          1991
                                                           ---------     ---------     ---------
                                                              (IN THOUSANDS EXCEPT PER SHARE
                                                                         AMOUNTS)
REVENUES
  Natural Gas                                              $ 154,792     $ 140,676     $ 132,043
  Crude Oil and Condensate                                     5,715         3,088         2,924
  Other                                                        3,788         3,844         5,517
                                                           ---------     ---------     ---------
                                                             164,295       147,608       140,484
COSTS AND EXPENSES
  Costs of Natural Gas                                        48,479        40,403        36,420
  Direct Operations                                           28,681        25,152        25,472
  Exploration                                                  6,943         6,227         8,060
  Depreciation, Depletion and Amortization                    31,621        27,966        24,548
  Impairment of Unproved Properties                            2,834         3,575         2,651
  General and Administrative (Notes 7 and 15)                 17,539        19,867        22,727
  Taxes Other Than Income                                      9,490         7,034         6,851
                                                           ---------     ---------     ---------
                                                             145,587       130,224       126,729
Gain (Loss) on Sale of Assets                                  1,299           599           (48)
                                                           ---------     ---------     ---------
INCOME FROM OPERATIONS                                        20,007        17,983        13,707
Other (Income) Expense
  Interest Income                                                 (8)           (6)       (1,800)
  Interest Expense                                            10,336         9,763         9,394
                                                           ---------     ---------     ---------
                                                              10,328         9,757         7,594
                                                           ---------     ---------     ---------
Income Before Income Tax Expense                               9,679         8,226         6,113
Income Tax Expense (Note 9)                                    6,159         5,999         4,812
                                                           ---------     ---------     ---------
NET INCOME                                                     3,520         2,227         1,301
Dividend Requirement on Preferred Stock and Class B
  Common Stock, Respectively                                   1,432            --         1,072
                                                           ---------     ---------     ---------
Net Income Available to All Common Stockholders            $   2,088     $   2,227     $     229
                                                           ---------     ---------     ---------
                                                           ---------     ---------     ---------
EARNINGS PER SHARE AVAILABLE TO ALL COMMON
  STOCKHOLDERS                                             $    0.10     $    0.11     $    0.01
                                                           ---------     ---------     ---------
                                                           ---------     ---------     ---------
Average Common Shares Outstanding                             20,507        20,465        20,465
                                                           ---------     ---------     ---------
                                                           ---------     ---------     ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                          CABOT OIL & GAS CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                                                            DECEMBER 31,
                                                                      ------------------------
                                                                        1993           1992
                                                                      ---------      ---------
                                                                           (IN THOUSANDS)
ASSETS
  Current Assets
     Cash and Cash Equivalents                                        $   2,897      $   1,102
     Accounts Receivable                                                 35,296         34,516
     Inventories                                                          5,693          5,758
     Other                                                                  752            356
                                                                      ---------      ---------
          Total Current Assets                                           44,638         41,732
  Properties and Equipment (Successful Efforts Method)                  400,270        306,723
  Other Assets                                                               93            241
                                                                      ---------      ---------
                                                                      $ 445,001      $ 348,696
                                                                      ---------      ---------
                                                                      ---------      ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities
     Short-Term Debt                                                  $     530      $   1,810
     Accounts Payable                                                    26,538         19,786
     Accrued Liabilities                                                 10,223         11,178
                                                                      ---------      ---------
          Total Current Liabilities                                      37,291         32,774
  Long-Term Debt                                                        169,000        120,000
  Deferred Income Taxes                                                  78,698         71,640
  Other Liabilities                                                       6,483          5,969
  Commitments and Contingencies (Note 10)
  Stockholders' Equity
     Preferred Stock:
       Authorized -- 5,000,000 Shares of $.10 Par Value
          Issued and Outstanding -- $3.125 Cumulative Convertible
            Preferred; $50 Stated Value; 692,439 Shares in 1993              69             --
     Common Stock:
       Authorized -- 40,000,000 Shares of $.10 Par Value
       Issued and Outstanding -- 20,583,220 Shares and
          20,465,000 Shares at December 31, 1993
          and 1992, Respectively                                          2,058          2,046
     Class B Common Stock:
       Authorized 800,000 Shares of $.10 Par Value
       No Shares Outstanding                                                 --             --
     Additional Paid-in Capital                                         143,264        106,936
     Retained Earnings                                                    8,138          9,331
                                                                      ---------      ---------
          Total Stockholders' Equity                                    153,529        118,313
                                                                      ---------      ---------
                                                                      $ 445,001      $ 348,696
                                                                      ---------      ---------
                                                                      ---------      ---------

The accompanying notes are an integral part of these consolidated financial statements.

                          CABOT OIL & GAS CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                           1993           1992           1991
                                                         ---------      ---------      ---------
                                                                     (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                             $   3,520      $   2,227      $   1,301
  Adjustments to Reconcile Net Income to
     Cash Provided by Operating Activities:
       Depletion, Depreciation, and Amortization            34,455         31,541         27,199
       Deferred Income Taxes                                 7,058         (1,344)         2,649
       (Gain) Loss on Sale of Assets                        (1,299)          (599)            48
       Exploration Expense                                   6,943          6,227          8,060
       Postretirement Benefits Other Than Pensions
          (Note 7)                                            (339)         2,460             --
       Cabot Note (Note 11)                                     --             --         (1,072)
       Other, Net                                              (67)           (20)           207
  Changes in Assets and Liabilities:
       Accounts Receivable                                    (780)        (8,847)         1,337
       Inventories                                              65         (1,249)          (937)
       Other Current Assets                                   (395)           178           (143)
       Other Assets                                            147             99            341
       Accounts Payable and Accrued Liabilities              5,591         (3,314)            36
       Other Liabilities                                       551            556             78
                                                         ---------      ---------      ---------
  Net Cash Provided by Operating Activities                 55,450         27,915         39,104
                                                         ---------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital Expenditures(1)                                  (94,377)       (36,966)       (46,094)
  Proceeds from Sale of Assets                               2,410            653          1,997
  Exploration Expense                                       (6,943)        (6,227)        (8,060)
                                                         ---------      ---------      ---------
  Net Cash Used by Investing Activities                    (98,910)       (42,540)       (52,157)
                                                         ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in Debt                                          47,720         16,810         13,500
  Exercise of Stock Options                                  1,742             --             --
  Dividends Paid                                            (4,207)        (3,275)        (3,274)
  Collection of Cabot Note                                      --             --         93,432
  Special Dividend Paid to Cabot                                --             --        (93,432)
                                                         ---------      ---------      ---------
  Net Cash Provided by Financing Activities                 45,255         13,535         10,226
                                                         ---------      ---------      ---------

Net Increase (Decrease) in Cash and Cash Equivalents         1,795         (1,090)        (2,827)

Cash and Cash Equivalents, Beginning of Year                 1,102          2,192          5,019
                                                         ---------      ---------      ---------
Cash and Cash Equivalents, End of Year                   $   2,897      $   1,102      $   2,192
                                                         ---------      ---------      ---------
                                                         ---------      ---------      ---------

- ---------------

(1) Excludes non-cash acquisition of oil and gas properties in exchange for preferred stock with a stated value of $34.6 million. See Note 13. Property Acquisitions.

The accompanying notes are an integral part of these consolidated financial statements.

                          CABOT OIL & GAS CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                AMOUNTS
                                    COMMON  PREFERRED  PAID-IN     RETAINED     DUE FROM
                                   STOCK(1)   STOCK    CAPITAL     EARNINGS    AFFILIATES     TOTAL
                                   -------    ----    ---------    --------    ---------    ---------
                                                             (IN THOUSANDS)
Balance at December 31, 1990       $ 2,046    $ --    $ 191,463    $ 17,496    $ (89,072)   $ 121,933
                                   -------    ----    ---------    --------    ---------    ---------
  Net Income                                                          1,301                     1,301
  Dividends Paid at $.16 Per
     Share                                                           (3,274)                   (3,274)
  Interest on Cabot Note, Net of
     Tax                                                                          (1,072)      (1,072)
  Collection of Cabot Note                                                        93,432       93,432
  Special Dividend Paid to
     Cabot                                              (85,000)     (5,144)      (3,288)     (93,432)
  Other                                                     353                                   353
                                   -------    ----    ---------    --------    ---------    ---------
Balance at December 31, 1991         2,046      --      106,816      10,379           --      119,241
                                   -------    ----    ---------    --------    ---------    ---------
  Net Income                                                          2,227                    2,227
  Dividends Paid at $.16 Per
     Share                                                           (3,275)                  (3,275)
  Other                                                     120                                   120
                                   -------    ----    ---------    --------    ---------    ---------
Balance at December 31, 1992         2,046      --      106,936       9,331           --      118,313
                                   -------    ----    ---------    --------    ---------    ---------
  Net Income                                                          3,520                     3,520
  Exercise of Stock Options             12                1,730                                 1,742
  Issuance of Preferred Stock                   69       34,552                                34,621
  Common Stock Dividends at $.16
     Per Share                                                       (3,281)                   (3,281)
  Preferred Stock Dividends at
     $2.07 Per Share                                                 (1,432)                   (1,432)
  Other                                                      46                                    46
                                   -------    ----    ---------    --------    ---------    ---------
Balance at December 31, 1993       $ 2,058    $ 69    $ 143,264    $  8,138    $      --    $ 153,529
                                   -------    ----    ---------    --------    ---------    ---------
                                   -------    ----    ---------    --------    ---------    ---------

- ---------------

(1) Class B Common Stock included. Exchanged for Common Stock on March 28, 1991.

The accompanying notes are an integral part of these consolidated financial statements.

                          CABOT OIL & GAS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. ORGANIZATION

     Cabot Oil & Gas Corporation and subsidiaries (the "Company") are engaged in the exploration, development, production and sale of natural gas and, to a lesser extent, crude oil. The Company also transports, stores, gathers and purchases natural gas for resale.

     The Company, previously a subsidiary of Cabot Corporation ("Cabot"), was incorporated December 1989. Effective December 15, 1989, Cabot transferred all of its oil and gas business segment to the Company by contributing the capital stock of each of three subsidiary companies. Because each of such subsidiaries was an entity under the common control of Cabot, this transfer was accounted for in a manner similar to a pooling of interest.

     In February 1990, the Company completed its initial public offering (the "IPO") of 3,565,000 shares of Class A Common Stock ("Common Stock"), consisting of approximately 18% of the total outstanding shares of Common Stock and, accordingly, ceased to be a wholly-owned subsidiary of Cabot. In connection with the IPO, the Company effected a financial restructuring pursuant to which (i) Cabot issued to the Company an $85 million promissory note (the "Cabot Note") to evidence a portion of the net intercompany receivable owed to the Company by Cabot and (ii) the Company distributed to Cabot the remaining net intercompany receivables of approximately $29.6 million.

     On March 28, 1991, Cabot completed an exchange offer in which approximately 90% of the shares of the Common Stock held by Cabot were exchanged for tendered shares of Cabot common stock. In connection with the transaction, Cabot paid the Company the principal and interest due on the Cabot Note, and the Company paid a special dividend on its Class B Common Stock (all of which was owned by Cabot) in an equal amount. The Class B Common Stock owned by Cabot was then exchanged for Common Stock. Thereafter, the remaining Common Stock owned by Cabot (including the shares issued in exchange for the Class B Common Stock) was distributed pro rata to the remaining shareholders of Cabot as a special dividend on April 25, 1991. Following the completion of the exchange offer and the special dividend (collectively, the "Stock Exchange"), the Company became 100% publicly-owned and ceased to be a subsidiary of Cabot.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements of the Company include the accounts of Cabot Oil & Gas Corporation and its subsidiaries after elimination of all significant intercompany balances and transactions. The results of operations of certain oil and gas properties, acquired in two separate transactions, have been included with those of the Company since May 3, 1993 and September 30, 1993 (See
Note 13. Property Acquisitions).

  Pipeline Exchanges

     Natural gas gathering and pipeline operations normally include exchange arrangements with customers and suppliers. The volumes of natural gas due to or from the Company under exchange agreements are recorded at average selling or purchase prices, as the case may be, and are adjusted monthly to reflect market changes. The net value of exchanged natural gas is included in inventories in the consolidated balance sheet.

  Properties and Equipment

     The Company uses the successful efforts method of accounting for oil and gas producing activities. Under this method, acquisition costs for proved and unproved properties are capitalized when incurred. Exploration costs, including geological and geophysical costs, the costs of carrying and retaining unproved properties and exploratory dry hole drilling costs, are expensed. Development costs, including the costs to drill and equip development wells, and successful exploratory drilling costs that locate proved reserves, are capitalized.

     Capitalized costs of proved oil and gas properties, after considering estimated dismantlement, restoration and abandonment costs, net of estimated salvage values, are depreciated and depleted on a property-by-property basis by the unit-of-production method using proved developed reserves. The costs of unproved oil and gas properties are generally aggregated and amortized over a period that is based on the average holding period for such properties and the Company's experience of successful drilling. Properties related to gathering and pipeline systems and equipment are depreciated using the straight-line method based on estimated useful lives ranging from 10 to 25 years. Certain other assets are also depreciated on a straight-line basis.

     Future estimated plug and abandonment cost is accrued and amortized over the productive life of the oil and gas properties. The accrued liability for plug and abandonment cost is included in accumulated depreciation, depletion and amortization.

     Upon the sale or retirement of a property, the cost and related accumulated depreciation, depletion, and amortization are removed from the consolidated financial statements, and the resultant gain or loss, if any, is recognized.

  Production Imbalances

     Natural gas production operations normally include joint interest owners who may take more or less than their interest ownership of natural gas volumes from jointly owned reservoirs. Volumetric production is monitored to minimize imbalances. The Company follows the sales method of accounting for imbalances; however, a liability is recorded if takes of natural gas volumes from jointly owned reservoirs exceed the Company's interest in the reservoir's remaining estimated natural gas reserves. The liability is recorded in other liabilities in the consolidated balance sheet.

  Income Taxes

     The Company follows an asset and liability approach in accounting for income taxes in accordance with the Financial Accounting Standards ("SFAS") 109, adopted in 1992. Deferred assets and liabilities are determined using the tax rate for the period in which those amounts are expected to be received or paid.

  Natural Gas Measurement

     The Company records estimated amounts for natural gas revenues and natural gas purchase costs based on volumetric calculations under its natural gas sales and purchase contracts. Variances or imbalances resulting from such calculations are inherent in natural gas sales, production, operation, measurement, and administration. Management does not believe that differences between actual and estimated natural gas revenues or purchase costs attributable to the unresolved variances or imbalances are material.

  Accounts Payable

     This account includes credit balances to the extent that checks issued have not been presented to the Company's bank for payment. These credit balances included in accounts payable were approximately $6.1 million and $5.3 million at December 31, 1993 and 1992, respectively.

  Earnings Per Common Share

     Earnings per common share is computed by dividing net income, as adjusted for dividends on preferred stock in 1993 and earnings dedicated to Class B Common Stock in 1991, by the weighted average number of common shares outstanding during the respective periods. The dilutive effect of unexercised stock options on earnings per common share is insignificant for all periods and is not included in the computation of earnings per common share.

     The $3.125 cumulative convertible preferred stock ("preferred stock"), issued May 1993, had an antidilutive effect on earnings per common share in 1993. At the time of issuance, the preferred stock was determined not to be a common stock equivalent.

  Risk Management Activities

     The Company has entered into certain gas price swap agreements ("price swaps") in 1993. These price swaps call for payments to (or to receive payments from) counterparties based upon the differential between a fixed and a variable gas price. Gains or losses on hedging activities are recognized in revenues over the period that production is hedged. Unrealized gains or losses on all other price swap activities are recognized currently.

     The Company has also entered into certain interest rate swap agreements. The difference paid or received under such agreements is charged or credited to interest expense over the term of the agreements.

3. INVENTORIES

     Inventories are comprised of the following:

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1993        1992
                                                                           -------     -------
                                                                             (IN THOUSANDS)
Natural gas in storage                                                     $ 4,722     $ 3,911
Tubular goods and well equipment                                             1,712       1,454
Exchange balances                                                             (741)        393
                                                                           -------     -------
                                                                           $ 5,693       5,758
                                                                           -------     -------
                                                                           -------     -------

4. PROPERTIES AND EQUIPMENT

     Properties and equipment are comprised of the following:

                                                                          DECEMBER 31,
                                                                     -----------------------
                                                                       1993          1992
                                                                     ----------     --------
                                                                          (IN THOUSANDS)
Unproved oil and gas properties                                      $ 12,277       $ 12,485
Proved oil and gas properties                                         533,110        432,880
Gathering and pipeline systems                                        134,262        127,595
Land, buildings and improvements                                        7,376          5,580
Other                                                                  11,554         10,872
                                                                     --------       --------
                                                                      698,579        589,412
                                                                     --------       --------
Accumulated depreciation, depletion and amortization                 (298,309)      (282,689)
                                                                     --------       --------
                                                                     $400,270       $306,723
                                                                     --------       --------
                                                                     --------       --------

     Accumulated depreciation, depletion and amortization includes an accrued liability for future plug and abandonment cost of $14.3 million and $13.4 million at December 31, 1993 and 1992, respectively. At December 31, 1993, the Company's total future plug and abandonment cost was estimated to be $25.8 million.

5. ADDITIONAL BALANCE SHEET INFORMATION

     Certain balance sheet amounts are comprised of the following:

                                                                              DECEMBER 31,
                                                                          ---------------------
                                                                            1993         1992
                                                                          --------     --------
                                                                              (IN THOUSANDS)

Accounts Receivable
  Trade accounts                                                          $ 32,527     $ 32,910
  Income taxes                                                               1,660           --
  Other accounts                                                             1,753        2,071
                                                                          --------     --------
                                                                            35,940       34,981
  Allowance for doubtful accounts                                             (644)        (465)
                                                                          --------     --------
                                                                          $ 35,296     $ 34,516
                                                                          --------     --------
                                                                          --------     --------
Accounts Payable
  Trade accounts                                                          $  8,727     $  8,662
  Income taxes                                                                  --          514
  Natural gas purchases                                                      4,301        5,414
  Royalty and other owners                                                   5,445        1,943
  Capital costs                                                              5,721        1,651
  Other accounts                                                             2,344        1,602
                                                                          --------     --------
                                                                          $ 26,538     $ 19,786
                                                                          --------     --------
                                                                          --------     --------
Accrued Liabilities
  Employee benefits                                                       $  3,702     $  3,746
  Taxes other than income                                                    3,437        3,975
  Interest payable                                                           1,092        1,300
  Other accrued                                                              1,992        2,157
                                                                          --------     --------
                                                                          $ 10,223     $ 11,178
                                                                          --------     --------
                                                                          --------     --------
Other Liabilities
  Postretirement benefits other than pensions                             $  1,764     $  1,800
  Accrued pension cost                                                       1,964        1,437
  Taxes other than income                                                    2,176        2,178
  Other                                                                        579          554
                                                                          --------     --------
                                                                          $  6,483     $  5,969
                                                                          --------     --------
                                                                          --------     --------

6. DEBT AND CREDIT AGREEMENTS

  Short-Term Debt

     The Company has a $5.0 million unsecured short-term line of credit with a bank which it uses as part of its cash management program. At December 31, 1993, $0.5 million is outstanding and bears interest at the bank's prime rate.

  Senior Notes

     In May 1990, the Company issued an aggregate principal amount of $80 million of its 12-year 10.18% senior notes (the "Senior Notes") to a group of nine institutional investors in a private placement offering. The Senior Notes require five equal annual principal payments beginning in 1998. The proceeds from the Senior Notes were used to retire the $80 million Term Loan, as defined below. The Company may prepay all or any portion of the indebtedness on any date with a prepayment premium. The Senior Notes contain restrictions on the merger of the Company or any subsidiary with a third party other than under certain limited conditions, as well as various other restrictive covenants customarily found in such debt instruments, including a restriction on the payment of dividends or the repurchase of equity securities. Such covenants about dividends and equity securities are less restrictive than the covenants contained in the Credit Facility referred to below.

  Revolving Credit Agreement

     In January 1990, the Company entered into an $85 million Revolving Credit and $80 million Term Loan Agreement (the "Credit Facility" and the "Term
Loan," respectively) with a bank (later expanded to four banks). The $80 million Term Loan was retired in May 1990 when the Senior Notes were issued. In 1993, the Company amended certain terms of its Credit Facility, including an increase in the available credit line, an extension of the revolving term to June 1995 and an extension of the maturity date to June 2001. The available credit line is subject to adjustment from time-to-time on the basis of the projected present value (as determined by a petroleum engineer's report incorporating certain assumptions provided by the lender) of estimated future net cash flows from certain proved oil and gas reserves and other assets of the Company. If supported by such an adjustment, the available credit line may be increased up to $210 million. At present the Company's available credit line is $180 million. Interest rates are principally based on a reference rate (plus a margin) of either the prime rate, the rate for certificates of deposit ("CD rate"), or the LIBOR rate. The margin above the reference rate is presently equal to 3/4 of 1% for the LIBOR based rate, 7/8 of 1% for the CD based rate, and 1/4 of 1% for the prime based rate. The Credit Facility provides for a commitment fee on the unused available balance at an annual rate of 3/8 of 1% and a commitment fee on the unavailable balance of the credit line at an annual rate of 1/4 of 1%. Although the revolving term of the Credit Facility expires in June 1995, it may be extended with the banks' approval. If such term is not extended, the indebtedness outstanding will be payable in 24 quarterly installments. Interest rates and commitment fees are subject to increase if the indebtedness is greater than 80% of the Company's debt limit of $260 million, as noted below. The Credit Facility contains various restrictive covenants customarily found in such facilities, including restrictions (i) prohibiting the merger of the Company or any subsidiary with a third party other than under certain limited conditions,
(ii) prohibiting the sale of all or substantially all of the Company's or any subsidiary's assets to a third party, and (iii) restricting certain payments associated with repurchasing equity securities of the Company or declaring dividends ("Restricted Payments", as defined in the Credit Facility), if immediately prior to or after giving effect to such payments, the aggregate of such Restricted Payments exceeds 15% of cash flows available for debt service, as defined in the Credit Facility, or an event of default has occurred under the Credit Facility. In addition, the Credit Facility prohibits the Company and its subsidiaries from incurring recourse indebtedness (determined on a consolidated basis) in excess of the debt limit (presently $260 million) subject to certain adjustments, including sales or acquisitions of oil and gas properties and other changes in projected cash flows available for debt service.

7. EMPLOYEE BENEFIT PLANS

  Pension Plan

     The Company has a noncontributory defined benefit pension plan covering all full-time employees. The benefits for this plan are based primarily on years of service and pay near retirement. Plan assets consist principally of fixed income investments and equity securities. The Company funds the plan as determined in accordance with the Employee Retirement Income Security Act of 1974 and Internal Revenue Code limitations.

     The Company has a non-qualified equalization plan to ensure payments to certain executive officers of amounts to which they are already entitled under the provisions of the pension plan, but which are subject to limitations imposed by federal tax laws. This plan is unfunded.

     Net periodic pension cost of the Company for the years ended December 31, 1993, 1992 and 1991 is comprised of the following:

                                                               1993          1992         1991
                                                              -------       ------       -------
                                                                       (IN THOUSANDS)
Qualified
  Current year service cost                                   $  816       $  787        $  848
  Interest accrued on pension obligation                         578          542           490
  Actual return on plan assets                                  (366)        (342)         (478)
  Net amortization                                               118          124           308
  Other, net                                                      --         (183)(1)        --
                                                              ------        -----        ------
  Net Periodic Pension Cost                                   $1,146        $ 928        $1,168
                                                              ------        -----        ------
                                                              ------        -----        ------
Non-Qualified
  Current year service cost                                   $   84        $  49        $  111
  Interest accrued on pension obligation                           5           13            33
  Net amortization                                                33           20            22
  Other, net                                                      --          268(2)         --
                                                              ------        -----        ------
  Net Periodic Pension Cost                                   $  122        $ 350        $  166
                                                              ------        -----        ------
                                                              ------        -----        ------

- ---------------

(1) In accordance with SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits," the Company recorded a $183,000 net curtailment gain in the qualified plan for 1992 as a result of the cost reduction program which reduced the Company's work force by 12%.

(2) Reflects the impact of a special early retirement election by an executive officer. Based on SFAS 88, the Company recorded a charge to earnings of approximately $370,000 for a special termination benefit and recognized a $102,000 net settlement gain. The termination and retirement liabilities were settled by a lump sum payment to the retiring executive.

     The following table sets forth the funded status of the Company's pension plans at December 31, 1993 and 1992, respectively:

                                                             1993                     1992
                                                   -----------------------   -----------------------
                                                                    NON-                     NON-
                                                   QUALIFIED     QUALIFIED   QUALIFIED     QUALIFIED
                                                   --------      ---------   ---------     ---------
                                                                  (IN THOUSANDS)
Actuarial present value of:
Vested benefit obligation                          $  3,481      $   --      $  2,363      $  --
Accumulated benefit obligation                        4,090         126         2,796         33

Projected benefit obligation                       $  8,737      $  421      $  7,038      $  63
Plan assets at fair value (primarily
  fixed-income and equity securities)                 4,243          --         3,989         --
                                                   --------      ------      --------      -----
Projected benefit obligation in excess of plan
  assets                                             (4,494)       (421)       (3,049)       (63)
Unrecognized net (gain) loss                            121         137          (771)       152
Unrecognized prior service cost                       1,418         581         1,813        330
                                                   --------      ------      --------      -----
Prepaid (Accrued) Pension Cost                     $ (2,955)     $  297      $ (2,007)     $ 419
                                                   --------      ------      --------      -----
                                                   --------      ------      --------      -----

     Assumptions used to determine benefit obligations and pension costs are as follows:

                                                                    1993       1992       1991
                                                                    ----       ----       ----
Discount rate                                                       7.50%      8.75%(1)   8.75%
Rate of increase in compensation levels                             5.50%      6.00%      6.00%
Long-term rate of return on plan assets                             9.00%      9.00%      9.00%

- ---------------

(1) Represents the discount rate used to compute pension costs. An 8.25% discount rate was used to determine the benefit obligations.

  Savings Investment Plan

     The Company has a Savings Investment Plan (the "SIP") which is a defined contribution plan. The Company matches a portion of employees' contributions. Participation in the SIP is voluntary and all regular employees of the Company are eligible to participate. The Company charged to expense plan contributions of $0.7 million, $0.7 million and $0.7 million in 1993, 1992, and 1991, respectively.

  Postretirement Benefits Other Than Pensions

     In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees ("postretirement benefits"). Substantially all employees become eligible for these benefits if they meet certain age and service requirements at retirement. Through 1991, the cost of postretirement benefits was recognized as expense upon payment of claims or insurance premiums. The Company recorded $0.4 million in 1991 for costs to provide postretirement benefits to 230 retirees, spouses, eligible dependents and surviving spouses ("retirees") of the Company. The Company was providing postretirement benefits to 244 retirees and 250 retirees at the end of 1992 and 1993, respectively.

     Effective January 1, 1992, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Statement requires employers to recognize the cost of providing postretirement benefits to employees over the employees' service period. The

Company elected to amortize the accumulated postretirement benefit obligation at January 1, 1992 (the "Transition Obligation") of $16.9 million over 20 years.

     Effective January 1, 1993, the Company amended its postretirement medical benefits. The effect of this amendment will significantly reduce the Company's postretirement benefit costs and the accumulated postretirement benefit obligation. The amendment prospectively reduces the unrecognized Transition Obligation by $9.8 million and such reduction will be amortized over a 5.75 year period beginning in 1993. Accordingly, the amortization cost of the unrecognized Transition Obligation for 1993 was reduced $1.7 million due to this amendment.

     Postretirement benefit costs recognized in the years ended December 31, 1993 and 1992 are comprised of the following:

                                                                              1993       1992
                                                                             ------     -------
                                                                               (IN THOUSANDS)
Service cost of benefits earned during the year                              $  210     $   558
Interest cost on the accumulated postretirement benefits obligation             667       1,367
Amortization cost of the unrecognized Transition Obligation                    (858)        846
                                                                             ------     -------
Total Postretirement Benefit Costs                                           $   19     $ 2,771
                                                                             ------     -------
                                                                             ------     -------

     The health care cost trend rates used to measure the expected cost in 1994 for medical benefits to retirees over age 65 were 12.0% graded down to a trend rate of 0% in 1997. The health care cost trend rates used for retirees under age 65 were 18.0% in 1993 graded down to a trend rate of 0% in 1997. Provisions of the plan should prevent further increases in employer cost after 1997.

     The weighted average discount rate used in determining the actuarial present value of the benefit obligation at December 31, 1993 and 1992 was 7.5% and 8.25%, respectively.

     A one-percentage-point increase in health care cost trend rates for future periods would increase the accumulated net postretirement benefit obligation by approximately $249 thousand and, accordingly, the total postretirement benefit cost recognized in 1993 would have also increased by approximately $31 thousand.

     The funded status of the Company's postretirement benefit obligation at December 31, 1993 and 1992 are comprised of the following:

                                                                          1993         1992
                                                                        --------     ---------
                                                                            (IN THOUSANDS)
Plan assets at fair value                                               $     --     $      --
Accumulated postretirement benefits other than pensions
  Retirees                                                                 5,023        11,316
  Active participants                                                      1,474         6,914
                                                                        --------     ---------
                                                                           6,497        18,230
Unrecognized cumulative net gain                                           2,755           304
Unrecognized Transition Obligation                                        (7,131)      (16,074)
                                                                        --------     ---------
Accrued Postretirement Benefit Liability                                $  2,121     $   2,460
                                                                        --------     ---------
                                                                        --------     ---------

8. INTEREST INCOME

                                                                       YEAR ENDED DECEMBER 31,
                                                                     ---------------------------
                                                                     1993      1992       1991
                                                                     ----      ----      -------
                                                                           (IN THOUSANDS)
Interest income
  Cabot Note                                                         $ --      $ --      $ 1,777
  Other                                                                 8         6           23
                                                                     ----      ----      -------
                                                                     $  8      $  6      $ 1,800
                                                                     ----      ----      -------
                                                                     ----      ----      -------

9. INCOME TAXES

     Income tax expense (benefit) is summarized as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                           1993           1992           1991
                                                         --------       --------       --------
                                                                    (IN THOUSANDS)
Current
  Federal                                                $   (796)      $  7,145(2)    $  1,794
  State                                                      (103)           198            369
                                                         --------       --------       --------
          Total                                              (899)         7,343          2,163
                                                         --------       --------       --------
Deferred
  Federal                                                   4,909(1)      (6,440)(2)     (2,196)
  State                                                     2,149          5,096          4,845
                                                         --------       --------       --------
          Total                                             7,058         (1,344)         2,649
                                                         --------       --------       --------
  Total Income Tax Expense                               $  6,159       $  5,999       $  4,812
                                                         --------       --------       --------
                                                         --------       --------       --------

- ---------------

(1) Deferred tax liability was reduced by a $0.8 million alternative minimum tax adjustment in 1993.

(2) Alternative minimum tax expense for 1992 of $4.2 million, less a 1991 accrual adjustment of $0.3 million, was offset against the existing deferred tax liability.

     Total income taxes were different than the amounts computed by applying the statutory federal income tax rate as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                           1993           1992           1991
                                                         --------       --------       --------
                                                                     (IN THOUSANDS)
Statutory federal income tax rate                              35%            34%            34%
Computed "expected" federal income tax                   $  3,388       $  2,797       $  2,078
Tax credits, net of recapture                                  --             --           (709)
State income tax, net of federal income tax                 1,330          3,494          3,443
Tax settlement, net                                            --            444             --
Other, net                                                  1,441           (736)            --
                                                         --------       --------       --------
Total Income Tax Expense                                 $  6,159       $  5,999       $  4,812
                                                         --------       --------       --------
                                                         --------       --------       --------

     Income taxes for the year ended December 31, 1993 were increased by $2.3 million due to a change in the federal income tax rate.

     Effective June 30, 1992, the Company took a charge against income of $2.7 million, or 13 cents per share, to reflect the settlement of the previously disclosed tax dispute with Cabot concerning Cabot's demand for federal and state taxes for the years ended September 30, 1990 and 1989. In conjunction with the settlement, Cabot also assumed the responsibility for most potential audit adjustments of federal and consolidated state tax returns filed for all periods the Company was consolidated into Cabot's tax returns.

     Income taxes for the year ended December 31, 1991 were increased by $3.1 million due to a change in a state tax law no longer allowing unused state net loss carryforwards. For financial reporting purposes, all net loss carryforwards in that state had been utilized prior to 1991.

     As discussed in Note 2. Summary of Significant Accounting Policies, the Company adopted SFAS 109 in 1992. The Company had adopted, in 1988, the liability method of computing deferred income taxes under SFAS 96. The Company realized no cumulative effect of the accounting change on prior years and, accordingly, no effect on net income for prior years is reported in the Consolidated Statement of Income.

     The tax effects of temporary differences that gave rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 1993 and 1992 were as follows:

                                                                           1993          1992
                                                                         --------      --------
                                                                             (IN THOUSANDS)
Deferred tax liabilities:
  Property, plant and equipment, due to differences in depreciation,
     depletion and amortization                                          $ 89,871      $ 79,097
                                                                         --------      --------
Deferred tax assets:
  Minimum tax credit carryforwards                                          3,912         4,174
  Net operating loss credit carryforwards                                   3,809           320
  Deferred compensation/retirement related items accrued for financial
     reporting purposes                                                     3,452         2,963
                                                                         --------      --------
Net deferred tax assets                                                    11,173         7,457
                                                                         --------      --------
Net Deferred Tax Liabilities                                             $ 78,698      $ 71,640
                                                                         --------      --------
                                                                         --------      --------

     At December 31, 1993, the Company has a net operating loss carryforward for regular income tax reporting purposes of $3.8 million which will begin expiring in 2006. In addition, the Company has an alternative minimum tax credit carryforward of $3.9 million which does not expire and is available to offset regular income taxes in future years to the extent that regular income taxes exceed the alternative minimum tax in any such year.

10. COMMITMENTS AND CONTINGENCIES

  Lease Commitments

     The Company leases certain transportation vehicles, warehouse facilities, office space and machinery and equipment under cancelable and non-cancelable leases, most of which expire within five years and may be renewed by the Company. Rent expense under such arrangements totalled $5.0 million, $5.1 million and $5.6 million for the years ended December 31, 1993, 1992 and 1991, respectively. Future minimum rental commitments under non-cancelable leases in effect at December 31, 1993 are as follows:

                                                                              (IN
                                                                           THOUSANDS)
        1994                                                                $ 4,236
        1995                                                                  1,403
        1996                                                                    793
        1997                                                                    431
        1998                                                                    109
                                                                            -------
                                                                            $ 6,972
                                                                            -------
                                                                            -------

     Minimum rental commitments are not reduced by minimum sublease rental income of $1.3 million due in the future under non-cancelable subleases.

  Contingencies

     The Company is a defendant in various lawsuits and is involved in other gas contract issues. In the opinion of the Company, these suits and claims should not result in final judgments or settlements which, in the aggregate, would have a material adverse effect on the Company's financial position.

     In July 1992, the John Hancock Mutual Life Insurance Company ("John Hancock") asserted that as a result of the operation by the Company of certain wells in northwestern Pennsylvania jointly owned by John Hancock and the Company (the "Properties"), a permanent diminution of up to 5.1 Bcfe in the oil and gas reserves available from the Properties has occurred. John Hancock has also asserted that the value of its loss resulting from such diminution in reserves is approximately $6 million. Since that time, management, along with its outside technical advisors, has undertaken a comprehensive and continuing review of its operating practices related to the Properties. Based upon that review, management believes that its operation of the Properties has been appropriate. While the Company cannot predict the ultimate outcome of the claim, the Company believes that the resolution of the claim will not have a material adverse effect on the Company's financial position.

11. CASH FLOW INFORMATION

     Cash paid to third parties for interest and income taxes is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1993          1992         1991
                                                          --------      --------      -------
                                                                    (IN THOUSANDS)
    Interest                                              $ 10,536      $  9,668      $ 9,384
    Income Taxes                                          $  1,282      $ 10,010      $   888

     The "Cabot Note" line in the Consolidated Statement of Cash Flows represents the after-tax change in the interest income receivable due from Cabot on the Cabot Note.

     The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. At December 31, 1993, the majority of cash and cash equivalents is concentrated in one financial institution. Additionally, the Company has accounts receivable that are subject to credit risk.

12. CAPITAL STOCK

     At December 31, 1993, 3,208,664 shares of Common Stock were reserved for issuance under various employee incentive plans and for conversion of certain convertible securities of the Company.

  Stock Options

     The Company has in place an Incentive Stock Option Plan (the "Incentive Plan") which provides for granting incentive stock options, non-statutory stock options and stock appreciation rights and the 1990 Non-Employee Director Stock Option Plan (the "Director Plan") which provides for granting non-statutory stock options to the Company's Board of Directors. A maximum of 1,000,000 shares and 60,000 shares of Common Stock, par value $.10 per share, are subject to issuance under the Incentive Plan and the Director Plan, respectively. Under the two plans, incentive and non-statutory stock options have a maximum term of ten years from the date of grant and vest over time. The options are issued at market value on the date of grant. The minimum exercise period for stock options issued under the Incentive and Director Plans is six months from the date of grant. Information regarding the Company's stock option plans is summarized below:

                                                                      DECEMBER 31,
                                                         ---------------------------------------
                                                           1993           1992           1991
                                                         ---------      ---------      ---------
Shares under option at beginning of period                 639,200        439,750        453,900
Granted                                                    197,300        302,700         10,000
Exercised                                                  126,835             --             --
Surrendered or expired                                      25,140        103,250(1)      24,150
Shares under option at end of period                       684,525        639,200        439,750

Option price range per share at end of period            $   13.25      $   13.25      $   15.63
                                                         $   26.00      $   17.19      $   16.25
Options exercisable at end of period                       236,120        316,340        183,025

- ---------------

(1) Options surrendered of 100,000 were replaced with the granting of 100,000 stock appreciation rights ("SARs") (not issued under the Incentive Plan) with a base price of $16.125. On April 1, 1993, such SARs were exercised in full.

  Dividend Restrictions

     The determination of the amount of future cash dividends, if any, to be declared and paid on the Common Stock will be subject to the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's financial condition, funds from operations, the level of its capital and exploration expenditures and its future business prospects. The Company's credit agreements restrict certain payments ("Restricted Payments," as defined in the credit agreements) associated with (i) purchasing, redeeming, retiring or otherwise acquiring any capital stock of the Company or any option, warrant or other right to acquire such capital stock or (ii) declaring any dividend, if immediately prior to or after giving effect to such payments, the aggregate of such Restricted Payments exceeds 15% of cash flows available for debt service, as defined in the Credit Agreement, or an event of default has occurred under the credit agreements. As of December 31, 1993, such restrictions had no adverse impact on the Company's ability to pay regular dividends.

  Purchase Rights

     On January 21, 1991, the Board of Directors adopted the Preferred Stock Purchase Rights Plan and declared a dividend distribution of one right for each outstanding share of Common Stock. Each right becomes exercisable, at a price of $55, when any person or group has acquired, obtained the right to acquire or made a tender or exchange offer for beneficial ownership of 15 percent or more of the Company's outstanding Common Stock, except pursuant to a tender or exchange offer for all outstanding shares of Common Stock deemed to be fair and in the best interests of the Company and its stockholders by a majority of the independent Continuing Directors (as defined in the plan). Each right entitles the holder, other than the acquiring person or group, to purchase one-one hundredth of a share of Series A Junior Participating Preferred Stock ("Junior Preferred Stock"), or to receive, after certain triggering events, Common Stock or other property having a market value of twice the exercise price of each right. After the rights become exercisable, if the Company is acquired in a merger or other business combination where it is not the survivor or 50 percent or more of the Company's assets or earning power is sold or transferred, each right entitles the holder to purchase common stock of the acquiring company with a market value equal to twice the exercise price of each right. At December 31, 1993, there were no shares of Junior Preferred Stock issued.

     The rights, which expire on January 21, 2001, and the exercise price are subject to adjustment and may be redeemed by the Company for $0.01 per right any time before they become exercisable. Under certain circumstances, the Continuing Directors may opt to exchange one share of Common Stock for each exercisable right.

  Preferred Stock

     The Company issued 692,439 shares of $3.125 cumulative convertible preferred stock to Harvard University in connection with an oil and gas property acquisition (See Note 13. Property Acquisitions). Each share has a stated value of $50 and is convertible at any time by the holder into Common Stock at a conversion price of $21 per share ("conversion price"), subject to adjustment. The preferred stock is redeemable by the Company for a stated redemption price per share, starting at $55 per share in 1993 declining to $50 per share in 2003, plus accrued dividends. Prior to May 31, 1997, the Company's option to redeem the preferred stock is subject to a provision that the Common Stock closing price must equal at least 130% of the conversion price for 20 of 30 consecutive trade days. The Company also has the option to convert the preferred stock to Common Stock at the conversion price provided the Company has the right to redeem the preferred stock, as described above, and the closing price of the Common Stock is at least equal to the conversion price for 20 consecutive trading days.

13. PROPERTY ACQUISITIONS

  Anadarko Region

     In May 1993, the Company purchased oil and natural gas properties located in the Anadarko Region of Texas and Oklahoma, and in the East Texas Basin from Harken Anadarko Partners, L.P. (the "Harvard Acquisition"). The Company issued 692,439 shares of $3.125 convertible preferred stock to Harvard University. The preferred stock has a total stated value of $34.6 million, or $50 per share, and is convertible, subject to certain adjustments, into 1,648,662 shares of Common Stock at $21 per share, also subject to certain adjustments. As of the acquisition date, the properties had approximately 38.2 billion cubic feet equivalent of proved reserves which are 80% natural gas and included 518 (166 net) wells, of which almost 45% are operated by the Company. Average net daily production on these properties in 1993 was 10.95 million cubic feet equivalent ("MMcfe").

  Appalachian Region

     In September 1993, the Company purchased oil and natural gas properties and related assets located in the Appalachian Region of West Virginia and Pennsylvania from Emax Oil Company (the "Emax Acquisition") for cash of approximately $44.1 million, subject to certain adjustments. As of the acquisition date, the properties had approximately 47.1 billion cubic feet equivalent of proved reserves of which 99% are natural gas. The properties include 300 (291 net) wells, all but one of which are operated by the Company. Average net daily production on these properties in 1993 was 8.70 MMcfe. As part of the acquisition, the Company entered into a development agreement that provides for the acquisition of additional drilling locations for approximately $106 thousand per location. The agreement provides for the drilling of 78 such wells under a farmout from a local producer. Total expected drilling costs for these 78 wells are estimated at $13.6 million. The Company drilled 22 of these wells in 1993, which added approximately 5.2 Bcfe to the proved reserves acquired and increased the total acquisition cost by $2.3 million. At year end, the Company had identified 69 future drilling locations, including the remaining locations associated with the farmout agreement mentioned above. The pro forma results of operations, presented below, includes the results from the 300 wells acquired in September 1993.

     The following represents the pro forma results of operations as if the Harvard Acquisition and the Emax Acquisition had occurred at the beginning of the current year, as well as the preceding year:

                                                                        1993           1992
                                                                      ---------      ---------
                                                                       (IN THOUSANDS, EXCEPT
                                                                         PER SHARE AMOUNTS)
Total Revenue                                                         $ 173,608      $ 165,206
Net Income Available to Common Shares                                     3,220          3,064
Earnings per Common Share                                             $    0.16      $    0.15

     The preceding results of operations presented above does not purport to be indicative of the results of future operations, nor the results of historical operations had the two acquisitions occurred as of the assumed dates.

14. MAJOR CUSTOMER

     The Company had sales to no customer which exceeded 10 percent of the Company's revenues in the years ended December 31, 1993, 1992 and 1991.

15. COST REDUCTION PROGRAM

     The Company recorded a $2.4 million non-recurring charge in the fourth quarter of 1991 for a cost reduction program. The cost reduction program provided for a 12% reduction in the Company's work force by year-end 1992. The cost of the program includes severance, relocation and other related expenses.

16. POSTEMPLOYMENT BENEFITS

     Prior to 1993, postemployment benefit expenses were recognized on a pay-as-you-go basis. In the fourth quarter of 1993, the Company adopted, retroactive to January 1, 1993, SFAS 112, "Employers' Accounting for Postemployment Benefits." There was no cumulative effect attributable to the change in accounting for postemployment benefits. The effect of this change on 1993 operating results was an increase in postemployment benefit expense of $0.6 million, or $0.4 million after taxes.

17. FINANCIAL INSTRUMENTS

     The following disclosures on the estimated fair value of financial instruments are presented in accordance with SFAS 107, Disclosures about Fair Value of Financial Instruments. Fair value, as defined in SFAS 107, is the amount at which the instrument could be exchanged currently between willing parties. The Company uses available marketing data and valuation methodologies to estimate the fair value of debt.

                                               DECEMBER 31, 1993             DECEMBER 31, 1992
                                            ------------------------      ------------------------
                                                           ESTIMATED                     ESTIMATED
                                            CARRYING         FAIR         CARRYING         FAIR
                                             AMOUNT          VALUE         AMOUNT          VALUE
                                            ---------      ---------      ---------      ---------
                                                                (IN THOUSANDS)
Debt
  Senior Notes                              $  80,000      $  95,000      $  80,000      $  90,100
  Credit Facility                              89,000         89,000         40,000         40,000
  Short-Term Line                                 530            530          1,810          1,810
                                            ---------      ---------      ---------      ---------
                                            $ 169,530      $ 184,530      $ 121,810      $ 131,910
                                            ---------      ---------      ---------      ---------
                                            ---------      ---------      ---------      ---------
Other Financial Instruments
  Interest Rate Swaps                       $      --      $    (184)     $      --      $      --
  Price Swaps                                      --             45             --             --

  Long-Term Debt

     The fair value of long-term debt is the estimated cost to acquire the debt, including a premium or discount for the differential between the issue rate and the year-end market rate.

  Interest Rate Swap Agreements

     In November 1993, the Company executed interest rate swap agreements with four banks that effectively converted the Company's $80 million fixed rate notes into variable rate notes. Under the swap agreements, the Company will pay a variable rate of interest that is tied to the six-month LIBOR. The banks will pay the Company fixed rates of interest that average 5.00%. The four agreements have notional principal of $20 million each with terms of two, three, four and five years. The fair value is determined by obtaining termination values from third parties (See Note 2. "Risk Management Activities").

  Price Swaps

     In 1993, the Company entered into certain price swap agreements. The estimated fair value of price swaps presented above are for hedged transactions in which gains or losses are recognized in revenues over the periods that production is hedged. The current price swaps run for periods of a year or less and have a remaining notional contract amount of 4,080,000 MMbtu of natural gas at December 31, 1993 (See Note 2. "Risk Management Activities").

  Credit Risk

     While notional contract amounts are used to express the volume of price and interest rate swap agreements, the amounts potentially subject to credit risk, in the event of nonperformance by third parties, are substantially smaller. The Company does not anticipate any material impact to its results of operations as a result of nonperformance by the third parties.

18. SUBSEQUENT EVENT

     On February 25, 1994, the Company entered into an agreement with Washington Energy Company ("WECO") to merge its subsidiary, Washington Energy Resources Company ("WERCO"), into a subsidiary of the Company (the "Merger Agreement"). The Company will acquire the common stock of WERCO in a tax-free exchange for total consideration of $180 million, subject to adjustment. At January 1, 1994, WERCO held 230 Bcfe of proved reserves (82% natural gas); produced 376 wells (116 net wells); and operated 184 wells (87 net wells). Daily net production from such properties is currently 43 MMcf of natural gas, 450 barrels of natural gas liquids and 1,550 barrels of oil and condensate.

     The Company will issue 2,133,000 shares of Common Stock and 1,134,000 shares of 6% convertible redeemable preferred stock ("6% preferred stock") in exchange for the common stock of WERCO. The 6% preferred stock has a stated value of $50.00 per share and is convertible into 1,972,174 shares of Common Stock at $28.75 per share. In addition, the Company will advance cash to repay intercompany indebtedness outstanding at closing and assume $5.9 million of third-party debt. The intercompany debt of WERCO was $69.1 million at December 31, 1993, as adjusted.

     The closing of the transaction is contingent upon several conditions, including the successful transfer of certain contractual arrangements from WERCO's marketing affiliate to a subsidiary of WECO and a condition that would allow WECO to terminate the transaction should the Company's average Common Stock price fall below $19 during a defined ten day trading period (the Company may cure this deficit in cash up to $10 million). The Company anticipates the transaction will close by the end of April.

                          CABOT OIL & GAS CORPORATION

                SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)
  Oil and Gas Reserves

     Users of this information should be aware that the process of estimating quantities of "proved" and "proved developed" natural gas and crude oil reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

     Proved reserves represent estimated quantities of natural gas, crude oil and condensate that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made.

     Proved developed reserves are proved reserves expected to be recovered through wells and equipment in place and under operating methods being utilized at the time the estimates were made.

     Estimates of proved reserves and proved developed reserves at December 31, 1993, 1992 and 1991 were based on studies performed by the Company's petroleum engineering staff. The estimates prepared by the Company's engineering staff were reviewed by Miller and Lents, Ltd., who indicated in their recent letter dated February 11, 1994 that, based on their investigation and subject to the limitations described in such letter, it was their judgement that the results of those estimates and projections for 1993 were reasonable in the aggregate.

     No major discovery or other favorable or adverse event subsequent to December 31, 1993 is believed to have caused a material change in the estimates of proved reserves or proved developed reserves as of that date.

     The following table sets forth the Company's net proved reserves, including changes therein, and proved developed reserves for the periods indicated, as estimated by the Company's engineering staff (all reserves within the United States):

                                                                       NATURAL GAS
                                                            -----------------------------------
                                                                       DECEMBER 31,
                                                            -----------------------------------
                                                             1993          1992          1991
                                                            -------       -------       -------
                                                                (MILLIONS OF CUBIC FEET)
PROVED RESERVES
Beginning of year                                           724,666       716,450       726,287
Revisions of prior estimates                                (18,270)       (8,947)      (34,851)
Extensions, discoveries
and other additions                                          58,265        56,875        66,133
Production                                                  (46,050)      (45,466)      (43,687)
Purchases of reserves in place                               93,131         5,771         5,994
Sales of reserves in place                                   (3,462)          (17)       (3,426)
                                                          ---------     ---------     ---------
End of Year                                                 808,280       724,666       716,450
                                                          ---------     ---------     ---------
                                                          ---------     ---------     ---------

PROVED DEVELOPED RESERVES                                   669,672       583,673       570,665
                                                          ---------     ---------     ---------
                                                          ---------     ---------     ---------

                                                                          CRUDE OIL
                                                             -----------------------------------
                                                                        DECEMBER 31,
                                                             -----------------------------------
                                                              1993          1992          1991
                                                             -------       -------       -------
                                                                   (THOUSANDS OF BARRELS)
PROVED RESERVES
Beginning of year                                              1,799         1,213         1,316
Revisions of prior estimates                                    (355)          235           (29)
Extensions, discoveries and other additions                      437           511           110
Production                                                      (345)         (162)         (148)
Purchases of reserves in place                                 1,331             3             5
Sales of reserves in place                                       (41)           (1)          (41)
                                                             -------       -------       -------
End of Year                                                    2,826         1,799         1,213
                                                             -------       -------       -------
                                                             -------       -------       -------

PROVED DEVELOPED RESERVES                                      2,346         1,510         1,204
                                                             -------       -------       -------
                                                             -------       -------       -------

  Capitalized Costs Relating to Oil and Gas Producing Activities

     The aggregate amount of capitalized costs relating to natural gas and crude oil producing activities and the aggregate amount of related accumulated depreciation, depletion and amortization (all within the United States) were as follows:

                                                                      DECEMBER 31,
                                                          -------------------------------------
                                                            1993          1992          1991
                                                          ---------     ---------     ---------
                                                                     (IN THOUSANDS)
Aggregate capitalized costs relating to oil and gas
  producing activities                                    $ 696,520     $ 587,213     $ 550,737
                                                          ---------     ---------     ---------
                                                          ---------     ---------     ---------
Aggregate accumulated depreciation, depletion and
  amortization                                            $ 296,764     $ 281,280     $ 250,892
                                                          ---------     ---------     ---------
                                                          ---------     ---------     ---------

   Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities and Finding and Development Costs of Proved Reserves

     Costs incurred in property acquisition, exploration and development activities were as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                               ---------------------------------
                                                                 1993         1992        1991
                                                               ---------    --------    --------
                                                                        (IN THOUSANDS)
Property acquisition costs -- unproved                         $   3,893    $  1,891    $  2,517
Exploration and extension wells cost                               7,487       6,703       9,933
Development costs                                                 31,391      19,443      28,249
                                                               ---------    --------    --------
          Total finding and development costs                     42,771      28,037      40,699
Property acquisition costs -- proved                              82,364       1,586         902
                                                               ---------    --------    --------
Total Costs                                                    $ 125,135    $ 29,623     $41,601
                                                               ---------    --------    --------
                                                               ---------    --------    --------
Proved reserves of extensions, discoveries and other
  additions (includes crude oil converted to natural gas
  equivalents), MMcfe                                             60,887      59,941      66,793
                                                               ---------    --------    --------
Calculated finding and development cost of proved reserves
  of extensions, discoveries and other additions, $/Mcfe       $    0.70    $   0.47    $   0.61
                                                               ---------    --------    --------

                          CABOT OIL & GAS CORPORATION

  Historical Results of Operations from Oil and Gas Producing Activities

     The results of operations for the Company's oil and gas producing activities were as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                               ---------------------------------
                                                                 1993         1992        1991
                                                               ---------    --------    --------
                                                                        (IN THOUSANDS)
Operating revenues                                             $ 105,247    $ 96,726    $ 90,475
Costs and expenses
  Production                                                      31,065      26,425      25,621
  Other operating                                                 17,476      18,081      18,970
  Exploration                                                      6,943       6,227       8,060
  Depreciation, depletion and amortization                        31,648      28,622      24,411
                                                               ---------    --------    --------
          Total cost and expenses                                 87,132      79,355      77,062
                                                               ---------    --------    --------
Income before income taxes                                        18,115      17,371      13,413
Provision for income taxes                                         6,340       5,906       4,560
                                                               ---------    --------    --------
Results of Operations                                          $  11,775    $ 11,465    $  8,853
                                                               ---------    --------    --------
                                                               ---------    --------    --------

 Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

     The following information has been developed utilizing procedures prescribed by SFAS 69 and based on natural gas and crude oil reserve and production volumes estimated by the Company's engineering staff. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Company.

     The Company believes that the following factors should be taken into account in reviewing the following information: (1) future costs and selling prices will probably differ from those required to be used in these calculations; (2) due to future market conditions and governmental regulations, actual rates of production achieved in future years may vary significantly from the rate of production assumed in the calculations; (3) selection of a 10% discount rate is arbitrary and may not be reasonable as a measure of the relative risk inherent in realizing future net oil and gas revenues; and (4) future net revenues may be subject to different rates of income taxation.

     Under the Standardized Measure, future cash inflows were estimated by applying year-end oil and gas prices adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. The average prices related to proved reserves at December 31, 1993, 1992 and 1991 were for oil ($/Bbl) $16.20, $19.90 and $19.99, respectively, and for gas ($/Mcf) $2.40, $2.42 and $2.16, respectively. Future cash inflows were reduced by estimated future development and production costs based on year-end costs in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying year-end statutory tax rates to future pretax net cash flows, reduced by the tax basis of the properties involved. Use of a 10% discount rate is required by SFAS 69.

     Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

     Standardized Measure is as follows:

                                                                DECEMBER 31,
                                                ---------------------------------------------
                                                   1993             1992             1991
                                                -----------      -----------      -----------
                                                               (IN THOUSANDS)
    Future cash inflows                         $ 2,190,400      $ 1,998,543      $ 1,774,642
    Future production and development costs        (670,390)        (593,094)        (568,531)
                                                -----------      -----------      -----------
    Future net cash flows before income
      taxes                                       1,520,010        1,405,449        1,206,111
    10% annual discount for estimated timing
      of cash flows                                (878,912)        (825,564)        (687,042)
                                                -----------      -----------      -----------
    Standardized measure of discounted future
      net cash flows before income taxes            641,098          579,885          519,069
    Future income tax expenses, net of 10%
      annual discount(1)                           (173,198)        (175,308)        (156,708)
                                                -----------      -----------      -----------
    Standardized Measure of Discounted Future
      Net Cash Flows                            $   467,900      $   404,577      $   362,361
                                                -----------      -----------      -----------
                                                -----------      -----------      -----------

- ---------------

(1) Future income taxes before discount were $480,817, $456,000 and $390,302 for the years ended December 31, 1993, 1992 and 1991, respectively.

    Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

     The following is an analysis of the changes in the Standardized Measure:

                                                                 YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                           1993           1992           1991
                                                         ---------      ---------      ---------
                                                                     (IN THOUSANDS)
Beginning of year                                        $ 404,577      $ 362,361      $ 381,884
Discoveries and extensions, net of related future
  costs                                                     48,183         47,177         45,011
Net changes in prices and production costs                 (53,822)        32,671        (43,782)
Accretion of discount                                       57,989         51,907         55,135
Revisions of previous quantity estimates, timing and
  other                                                    (33,731)       (21,526)       (46,217)
Development cost incurred                                   18,617         15,593         20,908
Sales and transfers, net of production costs               (74,182)       (70,301)       (64,854)
Net purchases of reserves in place                          98,159          5,295          1,520
Net change in income taxes                                   2,110        (18,600)        12,756
                                                         ---------      ---------      ---------
End of Year                                              $ 467,900      $ 404,577      $ 362,361
                                                         ---------      ---------      ---------
                                                         ---------      ---------      ---------

                          CABOT OIL & GAS CORPORATION

                           SELECTED DATA (UNAUDITED)

  NET ACREAGE BY AREA OF OPERATION

                                                                     DECEMBER 31, 1993
                                                           -------------------------------------
                                                           DEVELOPED    UNDEVELOPED     TOTAL
                                                           --------     -----------    ---------
Appalachian Region                                          758,652       469,088      1,227,740
Anadarko Region                                             176,158        32,429        208,587
                                                           --------      --------      ---------
                                                            934,810       501,517      1,436,327
                                                           --------      --------      ---------
                                                           --------      --------      ---------

  Productive Well Summary

     The following table reflects the Company's ownership at December 31, 1993 in gas and oil wells in the Appalachian Region (consisting of various fields located in West Virginia, Pennsylvania, New York, Ohio, Virginia and Kentucky) and in the Anadarko Region (consisting of various fields located in Oklahoma, Texas, Kansas, North Dakota and Wyoming).

                                                NATURAL GAS            OIL                TOTAL
                                             -----------------    --------------    -----------------
                                             GROSS       NET      GROSS    NET      GROSS       NET
                                             ------    -------    ----    ------    ------    -------
Appalachian Region                            4,001    3,674.8      16      13.6     4,017    3,688.4
Anadarko Region                                 663      409.9     500     137.1     1,163      547.0
                                             ------    -------    ----    ------    ------    -------
                                              4,664    4,084.7     516     150.7     5,180    4,235.4
                                             ------    -------    ----    ------    ------    -------
                                             ------    -------    ----    ------    ------    -------

     "Productive" wells are producing wells and wells capable of production.

  Price Range of Common Stock and Dividends

     The Common Stock is listed and principally traded on the NYSE. The following table sets forth for the periods indicated the high and low sales prices per share of the Common Stock, as reported in the consolidated transaction reporting system, and the cash dividends paid per share of the Common Stock:

                                                                                          CASH
                                                                HIGH          LOW       DIVIDENDS
                                                               -------      -------     ---------
1993
First Quarter                                                  $ 24.13      $ 15.50      $ 0.04
Second Quarter                                                   25.88        21.50        0.04
Third Quarter                                                    27.00        20.13        0.04
Fourth Quarter                                                   26.25        17.63        0.04

1992
First Quarter                                                  $ 12.75      $ 10.25      $ 0.04
Second Quarter                                                   14.50        11.00        0.04
Third Quarter                                                    19.88        11.75        0.04
Fourth Quarter                                                   19.88        14.50        0.04

     As of January 31, 1994, there were 1,389 holders of the Common Stock. Shareholders include individuals, brokers, nominees, custodians, trustees and institutions such as banks, insurance companies and pension funds. Many of these hold large blocks of stock on behalf of other individuals or firms.

  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                FIRST          SECOND         THIRD          FOURTH         TOTAL
                               --------       --------       --------       --------       --------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1993
Total Revenues                 $ 43,475       $ 38,379       $ 33,483       $ 48,958       $164,295
Operating Income                  8,290          4,135          2,545          5,037         20,007
Net Income (Loss) Available
 to All Common Shareholders       3,895            754         (3,371)(2)        810          2,088
Earnings Per Share             $   0.19       $   0.04       $  (0.16)(2)   $   0.04       $   0.10

1993 Restated
Total Revenues                 $ 43,475       $ 38,379       $ 33,483       $ 48,958       $164,295
Operating Income(1)               8,290          3,947          2,346          5,424         20,007
Net Income (Loss) Available
 to All Common Shareholders(1)    3,895            566         (3,570)(2)      1,197          2,088
Earnings Per Share(1)          $   0.19       $   0.03       $  (0.17)(2)   $   0.06       $   0.10

1992
Total Revenues                 $ 38,361       $ 30,685       $ 32,740       $ 45,822       $147,608
Operating Income                  5,864          2,408          1,837          7,874         17,983
Net Income (Loss) Available
 to All Common Shareholders       2,415         (2,815)(3)       (226)         2,853          2,227
Earnings Per Share             $   0.12       $  (0.14)(3)   $  (0.01)      $   0.14       $   0.11

- ---------------

(1) In the fourth quarter of 1993, the Company adopted SFAS 112 retroactive to January 1, 1993. Accordingly, the quarters have been restated to reflect the impact of this adoption.

(2) Included a $2.3 million charge, or 11 cents a share, due to a federal income tax rate increase.

(3) Included a $2.7 million charge, or 13 cents a share, due to the settlement of the Cabot tax dispute.