Form 10-K405, Exhibit 13
CABOT OIL & GAS CORP
filed 1995-03-29
CIK 858470

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

                                                                                       Three
                                                                                       Months      Year
                                                                                       Ended      Ended
                                                   Year Ended December 31,            December  September
                                         -----------------------------------------       31,        30,
                                           1994        1993       1992       1991       1990       1990
                                         --------    --------   --------   --------   --------   --------
Income Statement Data:
Revenues..............................   $237,067    $164,295   $147,608   $140,484   $ 48,519   $128,621
Income from Operations................     15,013      20,007     17,983     13,707     13,047     18,889
Net Income (Loss) Applicable to All
 Common Stockholders..................     (5,444)      2,088      2,227        229      7,224     11,697

Earnings (Loss) Per Share Applicable
 to All Common Stockholders:
  Historical (1)......................   $  (0.25)   $   0.10   $   0.11   $   0.01   $   0.35   $   0.57
  Pro Forma (Unaudited) (2)...........                                                               0.27

Dividends Per Common Share............   $   0.16    $   0.16   $   0.16   $   0.16   $   0.04   $   0.08

Balance Sheet Data:
Oil and Gas Properties................   $554,137    $322,163   $229,778   $229,538   $217,937   $212,251
Total Assets..........................    688,352     445,001    348,696    334,311    320,740    302,107
Long-Term Debt........................    268,363     169,000    120,000    105,000     91,500     80,000
Stockholders' Equity..................    243,082     153,529    118,313    119,241    121,933    114,912

-----------
(1) See "Earnings Per Common Share" under Note 1. of the Notes to the Consolidated Financial Statements.
(2) Adjusted to reflect the effect as though the Company's IPO had occurred on October 1, 1989.

                          CABOT OIL & GAS CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


  The following review of operations should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere.

OVERVIEW

  The Company continued its growth strategy in 1994 through the acquisition of oil and gas producing properties with substantial upside potential, the exploitation of current development drilling opportunities and the expansion of marketing activities, especially in the purchase and resale of natural gas.

  During 1994, significant progress was made toward the achievement of this strategy. Approximately $185 million of proved properties were acquired, primarily in the Rocky Mountain and Gulf Coast areas of the United States, giving the Company an expanded base of production, development and exploration opportunities outside its historical core areas in the Appalachian and Anadarko Basins. The Company actively developed properties in those basins, concentrating on locations provided by the 1993 acquisitions from Emax Oil Company ("Emax") and Harken Anadarko Partners, L.P. ("Harken"). Also, the Company's marketing activity in the purchase and resale of natural gas more than doubled compared with 1993.

  . On May 2, 1994, the acquisition of Washington Energy Resources Company
     (WERCO) via a merger into a Company subsidiary was completed in a tax-free exchange. Total capitalized costs related to this acquisition were $216.2 million, comprised of cash and stock consideration of $176.0 million (subject to certain adjustments) and a $40.2 million non-cash component relating to deferred taxes for the difference between the tax and book bases of the acquired properties, as required by Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes". Eight months of operating results from the acquisition were reflected in 1994, including 12.5 Bcfe of production, $42.1 million of revenues and $14.3 million of discretionary cash flow. The WERCO acquisition provides significant development and exploration opportunities in the Green River Basin of Wyoming and in South Texas, the addition of 191 Bcfe of proved reserves, and expansion of the Company's production and future development base.

  . The Company drilled 169 net wells with a drilling success rate of 92%, which compares with 150 net wells drilled in

     1993 at a success rate of 92%. The focus of this development effort was on property acquired in 1993, and illustrates the Company's commitment to developing the upside drilling potential of its acquisitions.

  . Natural gas sales exceeded 102 Bcf in 1994, an increase of 38 Bcf, or 59%, over 1993. This increase was the result of two factors: increased production and an expanded marketing program with respect to third-party natural gas purchased for resale.

       Natural gas production increased 12.3 Bcf, 9.5 Bcf of which was due to production associated with the WERCO acquisition.The remainder represented increased production, primarily as a result of the development of Appalachian properties acquired in 1993 from Emax, and a full year's production on producing properties acquired from Emax.

       The Company's expanded marketing effort increased purchase and resale volumes of third-party natural gas by 26.7 Bcf, or 124%, from 1993. The most significant part of this increase was in natural gas purchased and resold in back-to-back, or brokered, arrangements, which increased from 7.4 Bcf in 1993 to 23.7 Bcf in 1994. The Company realized a contribution to operating income from these brokered arrangements of approximately 5 cents per Mcf in 1994, compared with approximately 4 cents per Mcf in 1993.

       As a hedging strategy to manage commodity price risk associated with its production and purchase commitments, from time to time the Company enters into commodity derivative contracts, such as natural gas price swaps (see Notes 1. and 15. of the Notes to the Consolidated Financial Statements).

  The Company's strategic pursuits are sensitive to energy commodity prices, particularly the price of natural gas. The average natural gas price realized by the Company in 1994 was approximately 11% lower than 1993. Lower natural gas prices and higher financing costs, offset in part by the benefits of higher production and sales volumes and lower unit costs, reduced earnings and cash flows. The $5.4 million net loss reported for 1994 was due in part to the decline in natural gas prices that began in the third quarter and continued into the fourth quarter. The average natural gas price for the second half of 1994 declined $0.48 per Mcf, or 20%, compared with the same period for 1993. Gas prices have remained depressed into early 1995 with industry analysts forecasting minimal or no improvement in prices in the short term. Because of this challenging price environment, the Company has adjusted its plans for 1995 as follows:

  . Cash flow is expected to be maximized by reducing capital spending to concentrate only on the highest potential return opportunities, and by selling selective non-core properties, with excess cash being applied to debt reduction;

  . As of January 1995, management of the Company's Rocky Mountain, Anadarko and onshore Gulf Coast areas has been consolidated into a single Western Region; and

  . Operating and corporate office expenses are expected to decrease by a reduction of approximately 15% of the Company's employees.

  These steps are expected to reduce costs by approximately $3 million in 1995 and $4 million a year thereafter. The cost of these steps will be recorded as a one-time charge to earnings of $3.5 million, or 15 cents per share, during the first quarter of 1995. The Company believes these steps are appropriate in the current price environment, and should enable the Company to pursue its strategic objectives over the long term.

FINANCIAL CONDITION

  CAPITAL RESOURCES AND LIQUIDITY

  The Company's capital resources consist primarily of cash flows from oil and gas properties and asset-based borrowing supported by its oil and gas reserves. The Company's level of earnings and cash flows depends on many factors, including the price of natural gas and oil and its ability to control or reduce costs. Demand for oil and gas has historically been subject to seasonal influences characterized by peak demand and higher prices in the winter heating season. During 1994, the Company did not experience significant curtailments of production due to market conditions. However, during the month of October 1994, the Company elected to withhold approximately 25 Mmcf per day of natural gas from markets, or about 13% of its productive capacity, due to low prices, which had the effect of reducing cash flows for the month.

  Primary sources of cash for the Company during the three-year period ended December 31, 1994 were funds generated from operations and bank borrowing. Primary uses of cash for the same period were funds used in operations, exploration and development expenditures, acquisitions, repayment of debt and dividends.

  The Company had a net cash inflow of $0.9 million in 1994. Net cash inflow from operating and financing activities totalled $159.7 million, funding capital and exploration expenditures of $159.2 million, including the $78.5 million cash component of total consideration attributable to the WERCO acquisition.


                                                 1994     1993      1992
                                                 ----     ----      ----
                                                       (in millions)
Cash Flows Provided by Operating Activities    $  67.3  $  55.4  $  27.9
                                               =======  =======  =======

  Cash flows provided by operating activities in 1994 were higher by $11.9 million compared with 1993 primarily due to the cash flows generated from the oil and gas properties acquired in the WERCO acquisition.

  Cash flows provided by operating activities in 1993 were higher than 1992 by $27.5 million primarily due to a higher funding requirement of working capital in 1992 (attributable to an $8.8 million increase in accounts receivable due to prices and timing).

                                             1994      1993      1992
                                             ----      ----      ----
                                                  (in millions)
Cash Flows Used by Investing Activities   $  158.8   $  98.9   $  42.5
                                          ========   =======   =======

     Cash flows used by investing activities in 1994 were $59.9 million higher than in 1993 primarily due to $52.9 million of increased capital expenditures from development drilling activity and the WERCO acquisition.

  Cash flows used by investing activities in 1993 were $56.4 million higher than in 1992 primarily due to increased capital expenditures, most notably the Emax acquisition for $46.4 million. Also, the Company lowered its capital spending in 1992 primarily in response to a decline in natural gas prices in the first half of the year.

                                               1994      1993      1992
                                               ----      ----      ----
                                                     (in millions)
Cash Flows Provided by Financing Activities    $  92.4  $  45.3  $  13.5
                                               =======  =======  =======

  Cash flows provided by financing activities from 1992 to 1994 were primarily borrowings under the Company's revolving credit facility. In 1994 the Company's debt under this facility increased $99 million, including $78.5 million to partially fund the WERCO acquisition, $6.2 million to purchase additional drilling locations in connection with the Emax acquisition, and $7.1 million for other property acquisitions and capital expenditures. The increase in 1993 over 1992 was primarily attributable to indebtedness incurred to finance the Emax acquisition.

  At December 31, 1994 the available credit line under the Company's revolving credit facility was $260 million, or $80 million higher than 1993, due to the additional value associated with the WERCO acquisition and reserve additions from the Company's drilling program. The available credit line is subject to adjustment on the basis of the projected present value of estimated future net cash flows from proved oil and gas reserves (as determined by an independent petroleum engineer's report incorporating certain assumptions provided by the lender) and other assets. The Company's outstanding indebtedness under the revolving credit facility was $188 million at December 31, 1994.

  The Company's 1995 debt service is projected to be approximately $25 million. No principal payments are due in 1995.

  The Company entered into reverse interest rate swap agreements in 1993 with four banks that effectively converted the Company's $80 million fixed-rate notes into variable-rate notes. Under the reverse swap agreements, the Company pays a variable rate of interest which is based on the six-month London Interbank Offering Rate. The banks pay the Company fixed rates of interest that average 5.00%. The difference paid or received under such agreements is charged or credited to interest expense over the life of the agreements. The four agreements have notional principal of $20 million each, with terms of two, three, four and five years. In 1994, the Company recorded a $0.4 million net increase to interest expense in connection with these interest rate swaps. Because of the effect of increasing interest rates on these swaps, in January 1995, the Company entered into four additional swap agreements which effectively fixed interest payments on the original interest rate swaps until May 1997. As a result of these transactions, the Company will record a $4.4 million increase in interest expense over the period of the additional swaps. Added interest expense, presently estimated at $0.4 million, may be incurred on the original swaps after the additional swaps terminate if current interest rate projections are realized.

  Capitalization information on the Company is as follows:

                            1994      1993      1992
                          --------  --------  --------
                                 (in millions)
Long-Term Debt..........   $268.3    $169.0    $120.0
Stockholders' Equity
     Common Stock.......    151.8     118.9     118.3
     Preferred Stock....     91.3      34.6         -
                           ------    ------    ------
          Total.........    243.1     153.5     118.3
                           ------    ------    ------
Total Capitalization....   $511.4    $322.5    $238.3
                           ======    ======    ======

Debt to Capitalization..     52.5%     52.4%     50.4%
                           ======    ======    ======

     The Company's capitalization reflects the financing of the WERCO acquisition, which closed on May 2, 1994. The Company incurred debt of $78.5 million and issued 1,134,000 shares of 6% convertible redeemable preferred stock ($50 per share stated value) and 2,133,000 shares of common stock in connection with the acquisition.

CAPITAL AND EXPLORATION EXPENDITURES

  The following table presents major components of capital and exploration expenditures for the three years ended December 31, 1994.

                                    1994     1993     1992
                                  --------  -------  ------
                                          (in millions)
Capital Expenditures:
  Drilling and Facilities.......    $ 47.9   $ 34.6   $19.9
  Leasehold Acquisitions........       4.7      3.9     1.9
  Pipeline and Gathering........       8.9      6.8     8.2
  Other.........................       2.3      1.3     5.4
                                    ------   ------   -----
                                      63.8     46.6    35.4
                                    ------   ------   -----

  Proved Property Acquisitions..       8.9     82.4(1)  1.6
  WERCO Acquisition.............     216.2(2)     -       -
                                    ------    -----     ---
                                     225.1     82.4     1.6
                                    ------   ------   -----

Exploration Expenses............       8.0      6.9     6.2
                                    ------   ------   -----
  Total.........................    $296.9   $135.9   $43.2
                                    ======   ======   =====

-------------
(1) Includes $34.6 million of non-cash consideration for the purchase of properties from Harken.

(2) Included in capital expenditures for the WERCO acquisition was $97.5 million in common and preferred stock of the Company and a $40.2 million non-cash component relating to deferred taxes for the difference between the tax and book bases of the acquired properties, as required by SFAS 109, "Accounting for Income Taxes".

    In May 1994, the Company completed the acquisition of WERCO, formerly a wholly-owned subsidiary of Washington Energy Company. The Company acquired the stock of WERCO in a tax-free exchange. The acquisition was recorded using the purchase method. Excluded from the transaction were certain firm transportation, storage and other contractual arrangements of WERCO's marketing affiliate which were retained by Washington Energy Company.

  The Company issued 2,133,000 shares of common stock and 1,134,000 shares of 6% convertible redeemable preferred stock ($50 per share stated value) to Washington Energy Company in exchange for the capital stock of WERCO. The preferred stock is convertible into 1,972,174 shares of common stock at $28.75 per share. In addition, the Company advanced cash to repay intercompany indebtedness between WERCO and Washington Energy Company of $63.7 million.

  As of the acquisition date, the oil and gas properties, located in the Green River Basin of Wyoming and the onshore Gulf Coast included 483 wells (134 net), and approximately 191 Bcfe of proved reserves, of which 82% was natural gas and 84% was developed. Average net daily production from these properties in 1994 was approximately 39.2 million cubic feet of natural gas, 1,500 barrels of oil and 550 barrels of natural gas liquids.

  The Company continued further development of its 1993 property acquisitions from Harken and Emax. The Company purchased 56 additional drilling locations from Emax for $6 million and spent $11 million to drill 69 wells in 1994, adding 16 Bcfe of proved reserves. Exploration and development expenditures were $2.8 million on the Harken acquisition in 1994. Recoverable reserves on the Harken acquisition have improved by 31% to 59 Bcfe since the purchase date, as a result of discovering drilling opportunities beyond those identified at the time of the acquisition and enhancing production on producing properties acquired.

  Total capital and exploration expenditures in 1994 increased $161 million compared to 1993 primarily due to the WERCO acquisition discussed above. Drilling and facilities expenditures were $13.3 million higher than 1993 largely due to the expanded drilling program.

  The $92.7 million increase in capital and exploration expenditures in 1993 compared to 1992 was due primarily to the $84.6 million of oil and gas properties acquired from Emax and Harken.

  The Company generally funds its capital and exploration activities, excluding oil and gas property acquisitions, with cash generated from operations and budgets such capital expenditures based upon projected cash flows, exclusive of acquisitions.

  Planned expenditures for 1995 have been significantly reduced compared with 1994 due to the precipitous fall of natural gas prices in the second half of 1994 and the depressed short-term price outlook for 1995. Depending on the level of future natural gas prices, the Company intends to review and adjust the capital and exploration expenditures planned for 1995 as industry conditions dictate. Presently, the Company projects $25 to $30 million in capital and exploration expenditures for 1995. The Company plans to drill 40 to 60 wells (20 to 30 net), compared with 208 wells (169.1 net), drilled in 1994. Capital dedicated to the drilling program for 1995 is $10 to $15 million.

  Other 1995 capital expenditures are planned primarily for producing property acquisitions and for gathering and pipeline infrastructure maintenance and construction.

  During 1994, dividends were paid on the Company's common stock totalling $3.5 million, on the $3.125 convertible preferred stock totalling $2.2 million, and on the 6% convertible redeemable preferred stock totalling $1.4 million. The Company has paid quarterly common stock dividends of $0.04 per share since becoming publicly traded in 1990. The amount of future dividends is determined by the Board of Directors and is dependent upon a number of factors, including future earnings, financial condition, and capital requirements.

OTHER ISSUES AND CONTINGENCIES

  Hancock Settlement. Effective December 1, 1994, the Company reached a settlement with John Hancock Mutual Life Insurance Company ("John Hancock") which resolved a 1992 claim asserted by John Hancock. The settlement provides for the exchange between John Hancock and the Company of interests in certain proved oil and gas properties. The Company transferred partial working interests in certain wells located in West Virginia to John Hancock in exchange for partial working interests in certain wells located in Pennsylvania and New York. The Company continues to operate all of these properties. As an exchange of interests in oil and gas properties, the Company's net book basis in the property interests transferred to John Hancock became the basis for the property interests received from John Hancock. Accordingly, no gain or loss was recognized in the exchange.

  Barby Lawsuit. In February 1993, Barby Energy Corporation and certain other parties filed suit in Beaver County, Oklahoma against the Company to determine the rights and interests of the parties in and to the oil, gas and other minerals underlying a tract of land in Beaver County, Oklahoma, to quiet title to said mineral estate, and for an accounting and payment of production proceeds attributable to said mineral estate. Specifically at issue was whether there was continuous production from an oil and gas well located on the property at issue since July 5, 1965. Plaintiffs claimed there was a cessation of production, and therefore, all right, title and interest to such property reverted to them and they were entitled to all revenues from such production since the date cessation of production occurred. The Company maintained that it holds a valid oil and gas lease covering the interest claimed by the plaintiffs. The trial commenced on February 6, 1995 and, pursuant to an order entered on February 13, 1995, the judge denied and overruled all of the plaintiffs' claims. The decision of the judge may be appealed by the plaintiffs.

  Corporate Income Tax. The Company is a beneficiary of tax credits for the production of certain qualified fuels, including natural gas produced from tight formations and Devonian Shale. The credit for natural gas from a tight formation ("tight gas sands") amounts to $0.52 per Mmbtu for natural gas sold prior to

2003 from qualified wells drilled in 1991 and 1992. A number of wells drilled in the Appalachian Region during 1991 and 1992 qualified for the tight gas sands tax credit. The credit for natural gas produced from Devonian Shale is approximately $1.01 per Mmbtu in 1994. As a result of the WERCO acquisition, certain production from qualifying formations in the Rocky Mountains also qualifies for the tight gas sands tax credit. However, the benefits of all such credits have been, and may continue to be, lost or deferred depending on the amount of regular taxable income earned by the Company. Under current tax provisions, the Company expects to benefit by the carryforward of credits that become a part of the minimum tax credit carryforward.

  The Company may benefit in 1995 and in the future from the alternative minimum tax ("AMT") relief granted under the Comprehensive National Energy Policy Act of 1992. The Act repealed provisions of the AMT requiring a taxpayer's alternative minimum taxable income to be increased on account of certain intangible drilling costs ("IDCs") and percentage depletion deductions. The repeal of these provisions generally applies to taxable years beginning after 1992. The repeal of the excess IDC preference cannot reduce a taxpayer's alternative minimum taxable income by more than 40% (30% for 1993) of the amount of such income determined without regard to the repeal of such preference.

  FERC Order 636. The marketing of natural gas has changed significantly as a result of Order 636 (the "Order"), which was issued by the Federal Energy Regulatory Commission in 1992. The Order required interstate pipelines to unbundle their natural gas sales, storage and transportation services. As such, local distribution companies and end users will separately contract these services from natural gas marketers and producers. The Order has had the effect of creating greater competition in the industry and also has provided the Company the opportunity to expand its marketing effort. In 1993 and 1994, there was an increase in the number of third-party producers who use the Company to market their natural gas and in margin pressures from increased competition for markets. The Order also appears likely to increase gathering charges by various pipeline companies used by the Company to gather and transport natural gas.

  Environmental Regulation. The Company operates under numerous state and federal laws regulating the discharge of materials into, and the protection of, the environment, including the Federal Clean Air Act. In the ordinary course of business, the Company conducts an ongoing review of the effect of these various environmental laws on its business and operations. It is impossible to determine whether and to what extent the Company's future performance may be affected by environmental laws; however, management does not believe that such laws will have a material adverse effect on the Company's financial position or results of operations.

  Restrictive Covenants. The Company's ability to incur debt, to pay dividends on its common and preferred stock, and to make certain types of investments is dependent upon certain restrictive debt covenants in the Company's various debt instruments. Among other requirements, the Company's revolving credit facility specifies a minimum cash flow to debt service coverage ratio of 1.2 to 1.0 for the current year and estimated for the next two years. In 1994, the Company's cash flow to debt service coverage ratio, using cash flow estimates provided by the agent bank, was 4.2 to 1.0. For 1995 and 1996, the ratio is estimated to be
2.8 to 1.0 and 2.7 to 1.0, respectively.

CONCLUSION

  The Company's financial results depend upon many factors, particularly the price of natural gas and its ability to market its production on economically attractive terms. The Company's average 1994 natural gas price decreased 11% compared with the average natural gas price received in 1993. The deterioration of gas prices during 1994 has negatively impacted the Company's earnings and cash flows and has contributed significantly to the net loss recorded in 1994. Given the volatility of natural gas prices in recent years, management cannot predict with certainty what pricing levels will be for the remainder of 1995. However, the Company believes the continuing effects of lower prices will negatively impact earnings and cash flows and will probably result in a net loss for the first quarter of 1995. Because future cash flows and earnings are subject to such variables, there can be no assurance that the Company's operations will provide cash sufficient to fully fund its capital requirements.

  While the Company has adopted a long-term plan to pursue potential acquisitions as part of its stated corporate strategy, such acquisitions may require capital resources beyond those provided from operations. The Company's ability to fund such acquisitions, if necessary, with external financing is dependent, among other things, upon available borrowing capacity under its committed bank line and the Company's access to and the general conditions of debt and equity markets.

  As described earlier, the Company's 1995 plans include a reduction in capital spending and other cost reduction measures enacted to ensure financial stability in the short term. Depending upon industry conditions in 1995, the Company might take further steps to ensure the availability of capital, including, among other things, further reductions in capital expenditures or the reduction of the common stock dividend.

  The Company believes that higher production volumes and natural gas prices over time coupled with the Company's continuing efforts to reduce costs will return the Company to profitability. Furthermore, the Company believes its capital resources, supplemented, if necessary, with external financing, are adequate to meet its capital requirements, including acquisitions.

                             RESULTS OF OPERATIONS

  For the purpose of reviewing the Company's results of operations, "Net Income
(Loss)" is defined as net income (loss) applicable to common stockholders. The Company merged its newly acquired holdings from the WERCO acquisition, located in the Rocky Mountains and the onshore Gulf Coast, with the Company's holdings in the Anadarko Region to form the "Western Region".

SELECTED FINANCIAL AND OPERATING DATA

                                             1994          1993        1992
                                         -------------  ----------  ----------
                                         (in millions except where specified)
Revenues...............................        $237.1       $164.3      $147.6
Costs and Expenses.....................         222.1        145.6       130.2
Interest Expense.......................          16.7         10.3         9.8
Net Income (Loss)......................          (5.4)         2.1         2.2
Earnings (Loss) Per Share..............        $(0.25)      $ 0.10      $ 0.11

Natural Gas Sales (Bcf)
  Appalachia...........................          56.9         39.9        40.7
  West.................................          45.6         24.5        23.8
                                               ------       ------      ------
  Total Company........................         102.5         64.4        64.5
                                               ======       ======      ======

Natural Gas Production (Bcf)
  Appalachia...........................          29.7         26.2        25.6
  West.................................          28.6         19.8        19.9
                                               ------       ------      ------
  Total Company........................          58.3         46.0        45.5
                                               ======       ======      ======

Natural Gas Prices ($/Mcf)
  Appalachia...........................        $ 2.47       $ 2.69      $ 2.50
  West.................................        $ 1.73       $ 1.94      $ 1.62
  Total Company........................        $ 2.14       $ 2.40      $ 2.18

Crude/Condensate
  Volume  (Mbbl).......................           687          345         162
  Price  ($/Bbl).......................        $16.66       $16.58      $19.03

  The table below presents the effects of certain selected items ("selected items") on the Company's results of operations for the three years ended December 31, 1994.

                                                         1994    1993    1992
                                                        ------  ------  ------
                                                            (in millions)
Net Income (Loss) Before Selected Items...............  $(5.4)  $ 5.1   $ 6.4
  Early adoption of SFAS 112..........................           (0.4)
  Consolidation of office space.......................           (0.3)
  Deferred tax adjustment due to federal rate change..           (2.3)
  Early adoption of SFAS 106..........................                   (1.5)
  Settlement of Cabot tax dispute.....................                   (2.7)
                                                        -----   -----   -----
Net Income (Loss).....................................  $(5.4)  $ 2.1   $ 2.2
                                                        =====   =====   =====

1994 AND 1993 COMPARED

  Net Income (Loss) and Revenues. The Company recorded a net loss in 1994 of $5.4 million, down $10.5 million, or $0.48 per share, compared with 1993, excluding the impact of the selected items. Excluding the pre-tax effects of the selected items in the table above, operating income decreased $6.2 million and revenues increased $72.8 million. Natural gas sales comprised 93%, or $219.7 million, of total revenue in 1994. The increase in revenues was primarily due to the WERCO acquisition ($42.1 million), an increase in natural gas purchased for resale ($32.3 million) and an increase in core production volumes ($5.9 million). Net income and operating income, however, were negatively impacted in 1994 by an 11% decline in the average natural gas price and higher depreciation expense and additional financing cost associated with the WERCO acquisition.

  The Company added two new operating areas through the WERCO acquisition in the Rocky Mountains and onshore Gulf Coast. The WERCO acquisition provides the Company with development and exploration opportunities in the Green River Basin of the Rocky Mountains and in the onshore Gulf Coast; an increase in reserves which now exceeds one trillion cubic feet equivalent of natural gas; and the expansion of the Company's production base by approximately 40% annualized. Operating results from the WERCO acquisition for the eight months ended December 31, 1994 were as follows: 9.5 Bcf of natural gas production, 19.4 Bcf of natural gas sales, 357 Mbbl of oil production and $42.1 million of revenues. Total natural gas and oil revenues were $33.7 million and $6.0 million, respectively. The average natural gas price received on the WERCO acquisition in 1994 was $1.74 per Mcf.

  Natural gas sales volumes were up 17.0 Bcf to 56.9 Bcf in the Appalachian Region primarily attributable to an increase in natural gas purchased for resale and, to a lesser extent, increased production. Production volume was up 3.5 Bcf to 29.7 Bcf in the Appalachian Region primarily due to expanded production associated with the Emax acquisition. Production volume in the Western Region was up 8.8 Bcf to 28.6 Bcf due to increased production associated with the WERCO acquisition. Natural gas sales volumes in the Western Region were up 21 Bcf primarily due to the increased production and, to a lesser extent, increased volumes of natural gas purchased for resale.

  The average Appalachian natural gas sales price decreased $0.22 per Mcf, or 8%, to $2.47, reducing operating revenues by approximately $12.3 million. In the Western Region, the average natural gas sales price also decreased $0.21 per Mcf, or 11%, to $1.73, reducing operating revenues by approximately $9.6 million. Lower spot market gas prices, both for Company production and the increased volume of natural gas purchased for resale, along with a change in the weighted mix of sales volumes due to sales from new operating areas, were the primary reasons the Company's overall weighted average natural gas sales price decreased $0.26 per Mcf to $2.14 compared with 1993.

  Crude oil and condensate sales increased 342 Mbbl to 687 Mbbl due primarily to the Harken acquisition (89 Mbbl) and the WERCO acquisition (357 Mbbl).

  Costs and Expenses. Total costs and expenses increased $76.5 million, or 53%, to $222.1 million primarily due to expanded operations associated with the WERCO acquisition and an increase in natural gas purchased for resale:

  . The cost of natural gas purchases increased $48.3 million to $96.8 million. The WERCO acquisition increased this cost by $18.0 million. The remaining $30.3 million primarily was due to a 15.1 Bcf increase in natural gas purchased for resale, net of storage.

  . Direct operations expenses increased $4.7 million, or 16%, primarily due to $3.7 million of operating expenses attributable to the WERCO acquisition and $1.6 million increased operating expenses attributable to the first full year of operations on the Emax and Harken acquisitions. Direct operations expense per Mcfe of production decreased $0.07, or 12%, to $0.53 due to increased production primarily attributable to the WERCO acquisition.

  . Exploration expense increased $1.1 million due to the WERCO acquisition.

  . Depreciation, depletion, amortization and impairment expense increased
    $20.1 million, or 58%, primarily due to the Harken, Emax and WERCO acquisitions. DD&A and impairment expense per Mcfe of production increased $0.15, or 21%, to $0.86 due primarily to the acquisitions in general and further affected by the required accounting treatment of the tax free nature of the WERCO acquisition.

  . General and administrative expenses decreased $0.7 million, or 4%, excluding $0.4 million attributable to the WERCO acquisition, primarily due to reduced fringe benefit and employee-related expenses. General and administrative expenses per Mcfe of production decreased $0.09, or 25%, to $0.27 due to the expanded production base, primarily from the WERCO acquisition.

  . Taxes other than income increased $2.7 million, or 28%, primarily due to the WERCO acquisition. This expense remained virtually unchanged on a unit of production basis.

   Interest expense increased $6.3 million, or 61%, primarily due to a $99 million debt increase and an increase in the interest rate attributable to the Company's revolving credit facility. The WERCO acquisition and the purchase of additional drilling locations in connection with the Emax acquisition accounted for $84.7 million, or 86%, of the debt increase.

   Income tax expense decreased $6.8 million (to a $0.6 million benefit) due to the decrease in 1994 earnings before income taxes and a $2.9 million charge in the third quarter of 1993 to record an increase in the federal income tax rate.

   The dividend requirement on preferred stock increased $3.0 million due primarily to the $2.3 million associated with the 6% convertible redeemable preferred stock issued in connection with the WERCO acquisition. The remaining $0.7 million increase was attributable to the $3.125 cumulative convertible preferred stock, issued May 3, 1993, for which only 8 months of dividends were reflected in the corresponding period of 1993.

1993 AND 1992 COMPARED

  Net Income and Revenues. Net income, excluding the impact of the selected items, was $1.3 million, or $0.06 per share, lower than 1992. Excluding the pre-tax effects of the selected items, income from operations was $0.8 million higher. Operating revenues increased $16.7 million, or 11%, in 1993. Natural gas sales made up 94%, or $154.8 million, of operating revenue. The increase in operating revenues was caused primarily by an increase in the average natural gas price.

  Natural gas sales volumes were down 0.8 Bcf to 39.9 Bcf in the Appalachian Region. Production volume in the Appalachian Region was up 0.6 Bcf, or 2%, primarily due to the Emax acquisition. Production volume in the Western Region was down 1.7 Bcf, or 9%, excluding 1.7 Bcf of production from the Harken acquisition. Natural gas sales volumes in the Western Region were down 1.0 Bcf, excluding 1.7 Bcf of sales from the Harken acquisition. The decrease in the Western Region was primarily attributable to insufficient replacement well production necessary to offset the significant production declines on several wells drilled in 1990 that produced high volumes over a short period of time.

  The average Appalachian natural gas sales price increased $0.19 per Mcf, or 8%, to $2.69, increasing operating revenues by approximately $7.6 million. In the Western Region, the average natural gas sales price increased $0.32 per Mcf, or 20%, to $1.94, increasing operating revenues by approximately $7.8 million. Due to the weighted mix of sales volume, the overall weighted average natural gas sales price increased $0.22 per Mcf, or 10%, to $2.40.

  Crude oil and condensate sales increased 183 Mbbl, or 113%, due primarily to the Harken acquisition.

  Cost and expenses. Excluding the pre-tax effects of the selected items, total costs and expenses increased $16.6 million, or 13%, primarily due to the following:

  . The cost of natural gas purchases increased $8.1 million, or 20%. The increase was primarily due to a $0.19 per Mcf increase in the average price of gas purchased for resale and a 1.7 Bcf increase in gas purchased for resale and gas exchanges.

  . Direct operations expenses increased $3.5 million, or 14%. Such expenses included $0.8 million of relocation costs associated with the consolidation of regional offices in the Appalachian Region and the Western Region, $1.7 million of operating expenses attributable to the Harken and Emax acquisitions and $0.5 million of higher subsurface maintenance and pipeline right-of-way maintenance costs.

  . Exploration expense increased $0.7 million, or 11%, primarily due to higher dry hole expenses.

  . Depreciation, depletion, amortization and impairment expense increased $0.4 million, or 1%, excluding the $2.5 million attributable to the Harken and Emax acquisitions.

  . General and administrative expense decreased $1.1 million, or 7%, excluding the impact of the $2.4 million charge for postretirement benefits cost recorded in 1992 (a selected item). Effective January 1, 1992, the Company elected the early adoption of SFAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," and opted to amortize the accumulated postretirement benefit obligation at January 1, 1992 ("Transition Obligation") over 20 years. Due to an amendment of the postretirement benefits plan, effective January 1, 1993, the amortization cost of the unrecognized Transition Obligation for 1993 was significantly reduced. The Company's total postretirement benefits cost for 1993 was approximately $20 thousand.

  . Taxes other than income increased $2.5 million, or 35%, due primarily to higher taxes on production and reserves, as a result of higher natural gas prices, and to the Harken and Emax acquisitions.

  . Income tax expense increased $0.6 million, or 18%, and was caused primarily by the increase in earnings before income tax.

                          CABOT OIL & GAS CORPORATION

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Cabot Oil & Gas Corporation:

  We have audited the accompanying consolidated balance sheet of Cabot Oil & Gas Corporation as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cabot Oil & Gas Corporation as of December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



                                 COOPERS & LYBRAND L.L.P.
Houston, Texas
March 3, 1995

                          CABOT OIL & GAS CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     Year Ended December 31,
                                                 ------------------------------
                                                   1994       1993       1992
                                                 --------   --------   --------
REVENUES
Natural Gas..................................... $219,650   $154,792   $140,676
Crude Oil and Condensate........................   11,445      5,715      3,088
Other...........................................    5,972      3,788      3,844
                                                 --------   --------   --------
                                                  237,067    164,295    147,608
COSTS AND EXPENSES
Costs of Natural Gas............................   96,772     48,479     40,403
Direct Operations...............................   33,332     28,681     25,152
Exploration.....................................    8,014      6,943      6,227
Depreciation, Depletion and Amortization........   51,040     31,621     27,966
Impairment of Unproved Properties...............    3,556      2,834      3,575
General and Administrative......................   17,278     17,539     19,867
Taxes Other Than Income.........................   12,141      9,490      7,034
                                                 --------   --------   --------
                                                  222,133    145,587    130,224
GAIN ON SALE OF ASSETS..........................       79      1,299        599
                                                 --------   --------   --------
INCOME FROM OPERATIONS..........................   15,013     20,007     17,983
Interest Expense................................   16,651     10,328      9,757
                                                 --------   --------   --------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE.........   (1,638)     9,679      8,226
Income Tax Expense (Benefit)....................     (643)     6,159      5,999
                                                 --------   --------   --------
NET INCOME (LOSS)...............................     (995)     3,520      2,227
Dividend Requirement on Preferred Stock.........    4,449      1,432         --
                                                 --------   --------   --------
Net Income (Loss) Applicable to Common
Stockholders.................................... $ (5,444)  $  2,088   $  2,227
                                                 ========   ========   ========

Earnings (Loss) Per Share Applicable to Common
  Stockholders..................................   $(0.25)     $0.10      $0.11
                                                 ========   ========   ========

Average Common Shares Outstanding...............   22,018     20,507     20,465
                                                 ========   ========   ========


  The accompanying notes are an integral part of these consolidated financial statements.

                          CABOT OIL & GAS CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                              December 31,
                                                                         ----------------------
                                                                           1994          1993
                                                                         -------       --------
                                  A S S E T S
CURRENT ASSETS
Cash and Cash Equivalents............................................    $  3,773      $  2,897
 Accounts Receivable.................................................      38,166        35,296
 Inventories.........................................................       8,384         5,693
 Other...............................................................       1,696           752
                                                                         --------      --------
  Total Current Assets...............................................      52,019        44,638
PROPERTIES AND EQUIPMENT (Successful Efforts Method).................     634,934       400,270
OTHER ASSETS.........................................................       1,399            93
                                                                         --------      --------
                                                                         $688,352      $445,001
                                                                         ========      ========

L I A B I L I T I E S  A N D  S T O C K H O L D E R S'  E Q U I T Y

CURRENT LIABILITIES
 Short-Term Debt.....................................................    $     --      $    530
 Accounts Payable....................................................      39,990        26,538
 Accrued Liabilities.................................................      13,750        10,223
                                                                         --------      --------
  Total Current Liabilities..........................................      53,740        37,291
LONG-TERM DEBT.......................................................     268,363       169,000
DEFERRED INCOME TAXES................................................     117,807        78,698
OTHER LIABILITIES....................................................       5,360         6,483
COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS' EQUITY
 Preferred Stock:
  Authorized--5,000,000 Shares of $0.10 Par Value
  Issued and Outstanding - $3.125 Cumulative Convertible Preferred;
  $50 Stated Value; 692,439 Shares in 1994 and 1993..................
  - 6% Convertible Redeemable Preferred; $50 Stated Value;
  1,134,000 Shares in 1994...........................................         183            69
 Common Stock:
  Authorized--40,000,000 Shares of $0.10 Par Value
  Issued and Outstanding--22,757,007 Shares and
  20,583,220 Shares at December 31, 1994 and
  1993, respectively.................................................       2,275         2,058
 Class B Common Stock:
  Authorized--800,000 Shares of $0.10 Par Value
   No Shares Issued..................................................          --            --
 Additional Paid-in Capital..........................................     241,471       143,264
 Retained Earnings (Deficit).........................................        (847)        8,138
                                                                         --------      --------
  Total Stockholders' Equity.........................................     243,082       153,529
                                                                         --------      --------
                                                                         $688,352      $445,001
                                                                         ========      ========



                 The accompanying notes are an integral part
                  of these consolidated financial statements.

                          CABOT OIL & GAS CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               Year Ended December 31,
                                                         ------------------------------------
                                                            1994          1993         1992
                                                         ---------     ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income (Loss)................................       $    (995)     $  3,520     $  2,227
 Adjustments to Reconcile Net Income (Loss) to
   Cash Provided (Used) by Operating Activities:
    Depletion, Depreciation, and Amortization.....          54,596        34,455       31,541
    Deferred Income Taxes.........................            (796)        7,058       (1,344)
    Gain on Sale of Assets........................             (79)       (1,299)        (599)
    Exploration Expense...........................           8,014         6,943        6,227
    Postretirement Benefits Other than Pension....            (866)         (339)       2,460
    Other, Net....................................            (669)          (67)         (20)
   Changes in Assets and Liabilities:
    Accounts Receivable...........................          (2,870)         (780)      (8,847)
    Inventories...................................          (2,691)           65       (1,249)
    Other Current Assets..........................            (944)         (395)         178
    Other Assets..................................          (1,306)          147           99
    Accounts Payable and Accrued Liabilities......          16,167         5,591       (3,314)
    Other Liabilities.............................            (258)          551          556
                                                         ---------      --------     --------
    Net Cash Provided By Operating Activities.....          67,303        55,450       27,915
                                                         ---------      --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES
 Capital Expenditures.............................         (72,684)      (94,377)     (36,966)
 Cost of Major Acquisition........................         (78,525)(1)        --           --
 Proceeds from Sale of Assets.....................             400         2,410          653
 Exploration Expense..............................          (8,014)       (6,943)      (6,227)
                                                         ---------      --------     --------
 Net Cash Used By Investing Activities............        (158,823)      (98,910)     (42,540)
                                                         ---------      --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in Debt.................................         125,833        67,720       29,810
 Decrease in Debt.................................         (27,000)      (20,000)     (13,000)
 Exercise of Stock Options........................             654         1,742           --
 Dividends Paid...................................          (7,091)       (4,207)      (3,275)
                                                         ---------      --------     --------
 Net Cash Provided By Financing Activities........          92,396        45,255       13,535
                                                         ---------      --------     --------

Net Increase (Decrease) in Cash and
 Cash Equivalents.................................             876         1,795       (1,090)
Cash And Cash Equivalents,
 Beginning Of Year................................           2,897         1,102        2,192
                                                         ---------      --------     --------
Cash and Cash Equivalents,
 End of Year......................................       $   3,773      $  2,897     $  1,102
                                                         =========      ========     ========
-------------------------

(1) Excludes non-cash consideration of $97.5 million of the Company's common and preferred stock issued in connection with the WERCO Acquisition. See Note
13. WERCO Acquisition.

                 The accompanying notes are an integral part
                  of these consolidated financial statements.

                          CABOT OIL & GAS CORPORATION
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                     Retained
                                      Common   Preferred   Paid-In   Earnings
                                      Stock      Stock     Capital   (Deficit)    Total
                                     --------  ---------  ---------  ---------  ----------
Balance at December 31, 1991.......    $2,046         --   $106,816   $10,379    $119,241
                                       ------       ----   --------  --------   ---------
Net Income.........................                                     2,227       2,227
Dividends Paid at $0.16 Per Share..                                    (3,275)     (3,275)
Other..............................                             120                   120
                                       ------       ----   --------   --------  ---------
Balance at December 31, 1992.......     2,046         --    106,936     9,331     118,313
                                       ------       ----   --------  --------   ---------
Net Income.........................                                     3,520       3,520
Exercise of Stock Options..........        12                 1,730                 1,742
Issuance of Preferred Stock........                   69     34,552                34,621
Preferred Stock Dividends
 at $2.07 Per Share.................                                   (1,432)     (1,432)
Common Stock Dividends
 at $0.16 Per Share.................                                   (3,281)     (3,281)
Other..............................                              46                    46
                                       ------       ----   --------   --------  ---------
Balance at December 31, 1993.......     2,058         69    143,264     8,138     153,529
                                       ------       ----   --------  --------   ---------
Net Loss...........................                                      (995)       (995)
Exercise of Stock Options..........         4                   650                   654
Issuance of Common Stock...........       213                40,546                40,759
Issuance of Preferred Stock........                  114     56,586                56,700
Preferred Stock Dividends
 at $2.44 Per Share.................                                   (4,449)     (4,449)
Common Stock Dividends
 at $0.16 Per Share.................                                   (3,551)     (3,551)
Tax Benefit of Stock Options.......                             425                   425
Other..............................                                        10          10
                                       ------       ----   --------   --------  ---------
Balance at December 31, 1994.......    $2,275       $183   $241,471   $  (847)   $243,082
                                       ======       ====   ========  ========   =========



                 The accompanying notes are an integral part
                  of these consolidated financial statements.

                          CABOT OIL & GAS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation and Principles of Consolidation

  Cabot Oil & Gas Corporation, previously a subsidiary of Cabot Corporation ("Cabot"), was incorporated in Delaware in 1989 and became a 100% publicly-owned company on April 25, 1991. Cabot Oil & Gas Corporation and subsidiaries (the "Company") are engaged in the exploration, development, production and marketing of natural gas and, to a lesser extent, crude oil and natural gas liquids. The Company also transports, stores, gathers and purchases natural gas for resale.

  The consolidated financial statements contain the accounts of the Company after elimination of all significant intercompany balances and transactions.
The results of operations of oil and gas properties purchased in the acquisition of Washington Energy Resources Company ("WERCO") have been included with those of the Company since May 2, 1994 (see Note 13. WERCO Acquisition).

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

  Properties and Equipment

  The Company uses the successful efforts method of accounting for oil and gas producing activities. Under this method, acquisition costs for proved and unproved properties are capitalized when incurred. Exploration costs, including geological and geophysical costs, the costs of carrying and retaining unproved properties and exploratory dry hole drilling costs, are expensed. Development costs, including the costs to drill and equip development wells, and successful exploratory drilling costs that locate proved reserves, are capitalized. In addition, the Company limits the total amount of unamortized capitalized costs to the value of future net revenues, based on current prices and costs.

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

  Revenue Recognition and Gas Imbalances

  The Company applies the sales method of accounting for natural gas revenue. Under this method, revenues are recognized based on the actual volume of natural gas sold to purchasers. Natural gas production operations may include joint owners who take more or less than the production volumes entitled to them on certain properties. Volumetric production is monitored to minimize these natural gas imbalances. A natural gas imbalance liability is recorded in other liabilities in the consolidated balance sheet if the Company's excess takes of natural gas exceed its estimated remaining recoverable reserves for such properties.

  Income Taxes

  The Company follows the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recorded for the estimated future tax consequences attributable to the differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rate in effect for the year in which those temporary differences are expected to turn around. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the year of the enacted rate change.

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

  Accounts Payable

  This account includes credit balances to the extent that checks issued have not been presented to the Company's bank for payment. These credit balances included in accounts payable were approximately $6.9 million and $6.1 million at December 31, 1994 and 1993, respectively.

  Earnings Per Common Share

  Earnings per common share is computed by dividing net income, as adjusted for dividends on preferred stock, by the weighted average number of shares of common stock ("Common Stock") outstanding during the respective periods. The dilutive effect of stock options on earnings per common share is insignificant for all periods and is not included in the computation of earnings per common share.

  Both the $3.125 cumulative convertible and 6% convertible redeemable preferred stock ("preferred stock"), issued May 1993 and May 1994, respectively, had an antidilutive effect on earnings per common share. The preferred stock was determined not to be a common stock equivalent at the time of issuance.

  Risk Management Activities

  From time to time, the Company enters into certain commodity derivative contracts as a hedging strategy to manage commodity price risk associated with its inventories, production or other contractual commitments. The natural gas price swap is the type of derivative instrument utilized by the Company. A natural gas price swap is an agreement between two parties to exchange periodic payments, usually on a monthly basis. One party pays a fixed price while the other party typically pays a variable price. Notional quantities of natural gas are used in each agreement, as the agreements do not involve the physical exchange or delivery of natural gas. Gains or losses on these hedging activities are recognized over the period that the inventory, production or other underlying commitment is hedged. Unrealized gains or losses associated with any natural gas price swap contracts not considered to be a hedge are recognized currently. The Company did not have any non-hedge natural gas price swap contracts in 1994.

  The Company has also entered into certain interest rate swap agreements matched to its 12-year 10.18% senior notes. Similar in concept to a natural gas price swap, an interest rate swap is an agreement to exchange periodic payments between two parties. One party's payment is based on a fixed interest rate times a notional principal balance. The other party applies the same notional principal balance times a variable interest rate. The net difference that is paid or received by the Company is charged or credited to interest expense over the term of the agreements.

  Cash Equivalents

  The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

2.  PROPERTIES AND EQUIPMENT

  Properties and equipment are comprised of the following:

                                        December 31,
                                   ----------------------
                                      1994        1993
                                   ----------  ----------
                                       (in thousands)
Unproved Oil and Gas Properties..  $  20,847   $  12,277
Proved Oil and Gas Properties....    796,390     533,110
Gathering and Pipeline Systems...    146,131     134,262
Land, Building and Improvements..      5,533       7,376
Other............................     13,875      11,554
                                   ---------   ---------
                                     982,776     698,579
Accumulated Depreciation,
 Depletion and Amortization......   (347,842)   (298,309)
                                   ---------   ---------
                                   $ 634,934   $ 400,270
                                   =========   =========

   At December 31, 1994, the Company's total future plug and abandonment cost was estimated to be $24.4 million, of which $14.4 million and $14.3 million at December 31, 1994 and 1993, respectively, were accrued as a component of depreciation, depletion and amortization.

3.  ADDITIONAL BALANCE SHEET INFORMATION

     Certain balance sheet amounts are comprised of the following:

                                                    December 31,
                                                --------------------
                                                  1994       1993
                                                ---------  ---------
                                                   (in thousands)
Accounts Receivable
  Trade Accounts..............................   $36,246    $32,527
  Income Taxes................................        --      1,660
  Other Accounts..............................     3,245      1,753
                                                 -------    -------
                                                  39,491     35,940
 Allowance for Doubtful Accounts..............    (1,325)      (644)
                                                 -------    -------
                                                 $38,166    $35,296
                                                 =======    =======

 Accounts Payable
  Trade Accounts..............................   $10,818    $ 8,727
  Natural Gas Purchases.......................     7,938      4,301
  Royalty and Other Owners....................    12,691      5,445
  Capital Costs...............................     4,097      5,721
  Dividends Payable...........................     1,404        506
  Taxes Other Than Income.....................       690        820
  Other Accounts..............................     2,352      1,018
                                                 -------    -------
                                                 $39,990    $26,538
                                                 =======    =======
 Accrued Liabilities
  Employee Benefits...........................   $ 3,182    $ 3,702
  Taxes Other Than Income.....................     7,886      3,437
  Interest Payable............................     1,742      1,092
  Other Accrued...............................       940      1,992
                                                 -------    -------
                                                 $13,750    $10,223
                                                 =======    =======
 Other Liabilities
  Postretirement Benefits Other Than Pension..   $   898    $ 1,764
  Accrued Pension Cost........................     2,299      1,964
  Taxes Other Than Income.....................     1,593      2,176
  Other.......................................       570        579
                                                 -------    -------
                                                 $ 5,360    $ 6,483
                                                 =======    =======

4.  INVENTORIES

 Inventories are comprised of the following:

                                                   December 31,
                                                -------------------
                                                  1994       1993
                                                --------   --------
                                                  (in thousands)
 Natural Gas in Storage.......................   $ 5,777    $ 4,722
 Tubular Goods and Well Equipment.............     2,120      1,712
 Exchange Balances............................       487       (741)
                                                 -------    -------
                                                 $ 8,384    $ 5,693
                                                 =======    =======

 5.  DEBT AND CREDIT AGREEMENTS

  Short-Term Debt

  The Company has a $5.0 million unsecured short-term line of credit with a bank which it uses as part of its cash management program. The interest rate on the line of credit is at the bank's prime rate. At December 31, 1994 and 1993, the debt outstanding was zero and $0.5 million, respectively.

  Senior Notes

  In May 1990, the Company issued an aggregate principal amount of $80 million of its 12-year 10.18% senior notes (the "Senior Notes") to a group of nine institutional investors in a private placement offering. The Senior Notes require five equal annual principal payments beginning in 1998. The Company may prepay all or any portion of the indebtedness on any date with a prepayment premium. The Company's effective interest rates for the Senior Notes in the two years ended December 31, 1994 and 1993 were 10.65% and 9.99%, respectively, due to the impact of the interest rate swap instruments obtained in 1993 (see "Interest Rate Swap Agreements" in Note 15. Financial Instruments). The Senior Notes contain restrictions on the merger of the Company or any subsidiary with a third party other than under certain limited conditions, as well as various other restrictive covenants customarily found in such debt instruments, including a restriction on the payment of dividends or the repurchase of equity securities. Such covenants about dividends and equity securities are less restrictive than the covenants contained in the Credit Facility referred to below.

  Revolving Credit Agreement

  In January 1990, the Company entered into an $85 million Revolving Credit Agreement (the "Credit Facility") with a bank (later expanded to six banks). In 1994, the Company amended certain terms of its Credit Facility to increase the aggregate commitment amount to $300 million. The available credit line is subject to adjustment from time-to-time on the basis of the projected present value (as determined by a petroleum engineer's report incorporating certain assumptions provided by the lender) of estimated future net cash flows from certain proved oil and gas reserves and other assets of the Company. If supported by such an adjustment, the borrowing capacity may be increased up to $300 million. At present the Company's available credit line is $260 million. Interest rates are principally based on a reference rate of either the rate for certificates of deposit ("CD rate") or LIBOR, plus a margin, or the prime rate. The margin above the reference rate is presently equal to 3/4 of 1% for the LIBOR based rate, or 7/8 of 1% for the CD based rate. The Credit Facility provides for a commitment fee on the unused available balance at an annual rate of 3/8 of 1% and a commitment fee on the unavailable balance of the credit line at an annual rate of 1/4 of 1%. The Company's effective interest rates for the Credit Facility in the three years ended December 31, 1994, 1993 and 1992 were 5.7%, 4.6% and 6.3%, respectively. Although the revolving term of the Credit Facility expires in June 1995, it may be extended with the banks' approval. If such term is not extended, the indebtedness outstanding will be payable in 24 quarterly installments. Interest rates and commitment fees are subject to increase if the indebtedness is greater than 80% of the Company's debt limit of $340 million, as noted below. The Credit Facility contains various restrictive covenants customarily found in such facilities, including restrictions (i) prohibiting the merger of the Company or any subsidiary with a third party other than under certain limited conditions, (ii) prohibiting the sale of all or substantially all of the Company's or any subsidiary's assets to a third party, and (iii) restricting certain payments associated with repurchasing equity securities of the Company or declaring dividends ("Restricted Payments", as defined in the Credit Facility), if immediately prior to or after giving effect to such payments, the aggregate of such Restricted Payments exceeds 15% of cash flows available for debt service, as defined in the Credit Facility, or an event of default has occurred under the Credit Facility. In addition, the Credit Facility prohibits the Company and its subsidiaries from incurring recourse indebtedness (determined on a consolidated basis) in excess of the debt limit (presently $340 million) subject to certain adjustments, including sales or acquisitions of oil and gas properties and other changes in projected cash flows available for debt service.

6.  MAJOR CUSTOMER

  The Company had sales to no customer which exceeded 10 percent of the Company's revenues in the years ended December 31, 1994, 1993 and 1992.

7.  POSTEMPLOYMENT BENEFITS

  Prior to 1993, postemployment benefit expenses were recognized on a pay-as-you-go basis. In 1993, the Company adopted SFAS 112, "Employers' Accounting for Postemployment Benefits". There was no cumulative effect attributable to the change in accounting for postemployment benefits. Postemployment benefit expense was $0.4 million and $0.6 million for the years ended December 31, 1994 and 1993, respectively.

8.  EMPLOYEE BENEFIT PLANS

  Pension Plan

  The Company has a non-contributory, defined benefit pension plan covering all full-time employees. The benefits for this plan are based primarily on years of service and pay near retirement. Plan assets consist principally of fixed income investments and equity securities. The Company funds the plan in accordance with the Employee Retirement Income Security Act of 1974 and Internal Revenue Code limitations.

  The Company has a non-qualified equalization plan to ensure payments to certain executive officers of amounts to which they are already entitled under the provisions of the pension plan, but which are subject to limitations imposed by federal tax laws. This plan is unfunded.

  Net periodic pension cost of the Company for the years ended December 31, 1994, 1993 and 1992 are comprised of the following:



                                               1994      1993     1992
                                              -------   ------   ------
                                                   (in thousands)
  Qualified:
    Current Year Service Cost...............   $  901   $  816   $ 787
    Interest Accrued on Pension Obligation..      652      578     542
    Actual Return on Plan Assets............     (428)    (366)   (342)
    Net Amortization........................      102      118     124
    Other, Net..............................       --       --    (183)(1)
                                               ------   ------   -----
    Net Periodic Pension Cost...............   $1,227   $1,146   $ 928
                                               ======   ======   =====

  Non-Qualified:
    Current Year Service Cost...............   $  134   $   84   $  49
    Interest Accrued on Pension Obligation..       32        5      13
    Net Amortization........................       49       33      20
    Other, Net..............................       --       --     268(2)
                                               ------   ------   -----
    Net Periodic Pension Cost...............   $  215   $  122   $ 350
                                               ======   ======   =====

---------------
 (1) In accordance with SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits," the Company recorded a $183 thousand net curtailment gain in the qualified plan for 1992 as result of the cost reduction program which reduced the Company's work force by 12%.

 (2) Reflects the impact of a special early retirement election by an executive officer. Based on SFAS 88, the Company recorded a charge to earnings of approximately $370 thousand for a special termination benefit and recognized a $102 thousand net settlement gain. The termination and retirement liabilities were settled by a lump sum payment to the retiring executive.

  The following table sets forth the funded status of the Company's pension plans at December 31, 1994 and 1993, respectively:

                                                   1994                       1993
                                        -------------------------   --------------------------
                                        Qualified   Non-Qualified   Qualified    Non-Qualified
                                        ---------   -------------   ---------    -------------
                                                          (in thousands)
Actuarial Present Value of:
Vested Benefit Obligation.............    $ 3,680        $  68       $ 3,481           $  --
Accumulated Benefit Obligation........      4,258          182         4,090             126

Projected Benefit Obligation..........    $ 8,395        $ 385       $ 8,737           $ 421
Plan Assets at Fair Value.............      4,861           --         4,243              --
                                          -------        -----       -------           -----
Projected Benefit Obligation in
 Excess of Plan Assets................      3,534          385         4,494             421
Unrecognized Net Gain (Loss)..........        972           70          (121)           (137)
Unrecognized Prior Service Cost.......     (1,316)        (537)       (1,418)           (581)
                                          -------        -----       -------           -----
Accrued (Prepaid) Pension Cost........    $ 3,190        $ (82)      $ 2,955           $(297)
                                          =======        =====       =======           =====

  Assumptions used to determine benefit obligations and pension costs are as follows:

                                            1994       1993         1992
                                          -------     ------       -------
  Discount Rate.......................       8.50%      7.50%        8.75%(1)
  Rate of Increase in Compensation
   Levels.............................       5.50%      5.50%        6.00%
  Long-Term Rate of Return on Plan
   Assets.............................       9.00%      9.00%        9.00%

-----------
(1) Represents the discount rate used to compute pension costs. An 8.25% discount rate was used to determine the benefit obligations.

  Savings Investment Plan

  The Company has a Savings Investment Plan (the "SIP") which is a defined contribution plan. The Company matches a portion of employees' contributions. Participation in the SIP is voluntary and all regular employees of the Company are eligible to participate. The Company charged to expense plan contributions of $0.9 million, $0.7 million and $0.7 million in 1994, 1993, and 1992, respectively. Effective February 1, 1994, the Company's common stock was added as an investment option within the SIP. At December 31, 1994, approximately 16 thousand shares of Common Stock were issued and outstanding through the SIP.

  Postretirement Benefits Other Than Pensions

  In addition to providing pension benefits, the Company provides certain health care and life insurance benefits ("postretirement benefits") for retired employees, including their spouses, eligible dependents and surviving spouses ("retirees"). Substantially all employees become eligible for these benefits if they meet certain age and service requirements at retirement. The Company was providing postretirement benefits to 234 retirees and 250 retirees at the end of 1994 and 1993, respectively.

  The Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", in 1992 and elected to amortize the accumulated postretirement benefit obligation at January 1, 1992 (the "Transition Obligation") over 20 years.

  The amortization benefit of the unrecognized Transition Obligation in 1994 and 1993, presented in the table below, is due to a cost-cutting amendment to the postretirement medical benefits in 1993. The amendment prospectively reduced the unrecognized Transition Obligation by $9.8 million and is amortized over a
5.75 year period beginning in 1993.

  Postretirement benefit costs recognized in the years ended December 31, 1994, 1993 and 1992 are comprised of the following:

                                                         1994     1993    1992
                                                       -------  ------  ------
                                                           (in thousands)
    Service Cost of Benefits Earned During the Year..   $ 152   $ 210   $  558
    Interest Cost on the Accumulated Postretirement
     Benefit Obligation..............................     470     667    1,367
    Amortization Benefit of the Unrecognized Gain....    (207)     --       --
    Amortization Cost (Benefit) of the Unrecognized
     Transition Obligation...........................    (859)   (858)     846
                                                        -----   -----   ------
    Total Postretirement Benefit Cost (Benefit)......   $(444)  $  19   $2,771
                                                        =====   =====   ======

    The health care cost trend rate used to measure the expected cost in 1995 for medical benefits to retirees over age 65 was 8.5%, graded down to a trend rate of 0% in 2001. The health care cost trend rate used to measure the expected cost in 1995 for retirees under age 65 was 10.0%, graded down to a trend rate of 0% in 2001. Provisions of the plan should prevent further increases in employer cost after 2001.

    The weighted average discount rate used in determining the actuarial present value of the benefit obligation at December 31, 1994 and 1993 was 8.5% and 7.5%, respectively.

    A one-percentage-point increase in health care cost trend rates for future periods would increase the accumulated net postretirement benefit obligation by approximately $143 thousand and, accordingly, the total postretirement benefit cost recognized in 1994 would have also increased by approximately $15 thousand.

    The funded status of the Company's postretirement benefit obligation at December 31, 1994 and 1993 is comprised of the following:

                                                                 1994            1993
                                                               --------        --------
                                                                    (in thousands)

    Plan Assets at Fair Value................................  $    --         $    --
    Accumulated Postretirement Benefits Other Than Pensions
     Retirees................................................    4,007           5,023
     Active Participants.....................................    1,503           1,474
                                                               -------         -------
                                                                 5,510           6,497
    Unrecognized Cumulative Net Gain.........................    3,735           2,755
    Unrecognized Transition Obligation.......................   (7,990)         (7,131)
                                                               -------         -------
     Accrued Postretirement Benefit Liability................  $ 1,255         $ 2,121
                                                               =======         =======

9.  INCOME TAXES

Income tax expense (benefit) is summarized as follows:

                                                                       December 31,
                                                               ---------------------------
                                                                 1994      1993       1992
                                                               -------    ------     ------
                                                                      (in thousands)
  Current:
   Federal...................................................  $    --    $ (796)    $ 7,145(2)
   State.....................................................      153      (103)        198
                                                               -------    ------     -------
    Total....................................................      153      (899)      7,343
                                                               -------    ------     -------

  Deferred:
   Federal...................................................   (1,987)    4,909(1)   (6,440)(2)
   State.....................................................    1,191     2,149       5,096
                                                               -------    ------     -------
    Total....................................................     (796)    7,058      (1,344)
                                                               -------    ------     -------

    Total Income Tax Expense (Benefit).......................  $  (643)   $6,159     $ 5,999
                                                               =======    ======     =======

--------------
(1) Deferred tax liability was reduced by a $0.8 million alternative minimum tax adjustment in 1993.

(2) Alternative minimum tax expense for 1992 of $4.2 million, less a 1991 accrual adjustment of $0.3 million, was offset against the existing deferred tax liability.

  Total income taxes were different than the amounts computed by applying the statutory federal income tax rate as follows:


                                                        December 31,
                                                 ---------------------------
                                                  1994      1993      1992
                                                 -------  --------  --------
                                                       (in thousands)
  Statutory Federal Income Tax Rate............      35%       35%       34%
  Computed "Expected" Federal Income Tax.......   $(574)   $3,388    $2,797
  State Income Tax, Net of Federal Income Tax..     873     1,330     3,494
  Tax Settlement, Net..........................      --        --       444
  Other, Net...................................    (942)    1,441      (736)
                                                  -----    ------    ------
  Total Income Tax Expense (Benefit)...........   $(643)   $6,159    $5,999
                                                  =====    ======    ======

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

  The tax effects of temporary differences that gave rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 1994 and 1993 were as follows:

                                                          1994      1993
                                                        ---------  -------
                                                          (in thousands)
    Deferred Tax Liabilities:
     Property, Plant and Equipment....................   $138,287  $89,871
                                                         --------  -------

    Deferred Tax Assets:
     Alternative Minimum Tax Credit Carryforwards.....      5,108    3,912
     Net Operating Loss Carryforwards.................     11,748    3,809
     Deferred Compensation / Retirement Related
      Items Accrued for Financial Reporting Purposes..      3,624    3,452
                                                         --------  -------
    Net Deferred Tax Assets...........................     20,480   11,173
                                                         --------  -------
    Net Deferred Tax Liabilities......................   $117,807  $78,698
                                                         ========  =======

  Deferred tax liabilities includes a $40.2 million increase attributable to the WERCO acquisition in May, 1994 (see Note 13. WERCO Acquisition). At December 31, 1994, the Company has a net operating loss carryforward for regular income tax reporting purposes of $33.4 million which will begin expiring in 2006. In addition, the Company has an alternative minimum tax credit carryforward of $5.1 million which does not expire and is available to offset regular income taxes in future years to the extent that regular income taxes exceed the alternative minimum tax in any such year.

10.  COMMITMENTS AND CONTINGENCIES

  Lease Commitments

  The Company leases certain transportation vehicles, warehouse facilities, office space and machinery and equipment under cancelable and non-cancelable leases, most of which expire within five years and may be renewed by the Company. Rent expense under such arrangements totalled $5.5 million, $5.0 million and $5.1 million for the years ended December 31, 1994, 1993 and 1992, respectively. Future minimum rental commitments under non-cancelable leases in effect at December 31, 1994 are as follows:


                 (in thousands)
   1995........        $ 3,904
   1996........          3,132
   1997........          2,738
   1998........          2,051
   1999........          1,520
   Thereafter..          2,604
                       -------
                       $15,949
                       =======

  Minimum rental commitments are not reduced by minimum sublease rental income of $2.4 million due in the future under non-cancelable subleases.

  Contingencies

  The Company is a defendant in various lawsuits and is involved in other gas contract issues. In the opinion of the Company, final judgements or settlements, if any, which may be awarded in connection with any one or more of these suits and claims could be significant to the results of operations of any period but would not have a material adverse effect on the Company's financial position.

  Effective December 1, 1994, the Company reached a settlement with John Hancock Mutual Life Insurance Company ("John Hancock") that resolved a 1992 claim asserted by John Hancock. The settlement provides for the exchange between John Hancock and the Company of interests in certain proved oil and gas properties. The Company transferred to John Hancock partial working interest in certain wells located in West Virginia in exchange for partial working interest in certain wells located in Pennsylvania and New York. The Company continues to operate all of these properties. As an exchange of interests in oil and gas properties, the

Company's net book basis in the property interests transferred to John Hancock became the basis for the property interests received from John Hancock. Accordingly, no gain or loss was recognized in the property exchange.

  In February 1993, Barby Energy Corporation and certain other parties filed suit in Beaver County, Oklahoma against the Company to determine the rights and interests of the parties in and to the oil, gas and other minerals underlying a tract of land in Beaver County, Oklahoma, to quiet title to said mineral estate, and for an accounting and payment of production proceeds attributable to said mineral estate. Specifically at issue is whether there was continuous production from an oil and gas well located on the property since July 5, 1965. Plaintiffs claim there was a cessation of production, and therefore, all right, title and interest to such property reverted to them and that they are entitled to all revenues from such production since the date cessation of production occurred. The Company believes that it holds a valid oil and gas lease covering the interest claimed by the plaintiffs. The trial commenced on February 6, 1995 and, pursuant to an order entered on February 13, 1995, the judge denied and overruled all of the plaintiffs' claims. The judge's decision may be appealed by the plaintiffs. Although no assurances can be given, the Company believes that the ultimate outcome of this litigation will not have a material adverse effect on the Company's financial position.

11.  CASH FLOW INFORMATION

  Cash paid for interest and income taxes is as follows:


                           At December 31,
                 ----------------------------------
                  1994         1993         1992
                 -------     --------     ---------
                           (in thousands)
 Interest......  $16,002   $10,536          $ 9,668
 Income Taxes..  $   210   $ 1,282          $10,010

  At December 31, 1994 and 1993, the majority of cash and cash equivalents is concentrated in one financial institution. Additionally, the Company has accounts receivable that are subject to credit risk.

12.  CAPITAL STOCK

  Incentive Plans

  On May 20, 1994, the 1994 Long-Term Incentive Plan and the 1994 Non-Employee Director Stock Option Plan were approved by the shareholders. The Company has two other stock option plans - the Incentive Stock Option Plan, adopted in 1989, and the 1990 Non-Employee Director Stock Option Plan. Under these four plans (the

"Incentive Plans"), incentive and non-statutory stock options, stock appreciation rights ("SARs") and stock awards may be granted to key employees and officers of the Company, and non-statutory stock options may be granted to non-employee directors of the Company. A maximum of 2,660,000 shares of Common Stock, par value $0.10 per share, are subject to issuance under the Incentive Plans. All stock options have a maximum term of five or ten years from the date of grant and vest over time. The options are issued at market value on the date of grant. The minimum exercise period for stock options is six months from the date of grant. Under the 1994 Long-Term Incentive and Non-Employee Director Stock Option Plans, no stock options or stock awards were granted in 1994. No SARs have been granted under the Incentive Plans. Information regarding the Company's Incentive Plans is summarized below:

                                                          At December 31,
                                              --------------------------------------
                                                1994            1993         1992
                                              --------        --------     --------
Shares Under Option at Beginning of Period..   684,525         639,200      439,750
Granted.....................................   301,900         197,300      302,700
Exercised...................................    12,050         126,835           --
Surrendered or Expired......................    20,600          25,140      103,250(1)
                                              --------        --------     --------
Shares Under Option at End of Period........   953,775         684,525      639,200
                                              ========        ========     ========

Option Price Range per
  Share at End of Period....................  $  13.25-       $  13.25-    $  13.25-
                                              $  26.00        $  26.00     $  17.19
Options Exercisable at End of Period........   447,907         236,120      316,340

--------------
(1) Options surrendered of 100 thousand were replaced with the granting of 100 thousand SARs (not issued under the Incentive Plans) with a base price of $16.125. On April 1, 1993, such SARs were exercised in full.

  Dividend Restrictions

  The determination of the amount of future cash dividends, if any, to be declared and paid on the Common Stock will be subject to the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's financial condition, funds from operations, the level of its capital and exploration expenditures, and its future business prospects. The Company's credit agreements restrict certain payments ("Restricted Payments," as defined in the credit agreements) associated with (i) purchasing, redeeming, retiring or otherwise acquiring any capital stock of the Company or any option, warrant or other right to acquire such capital stock or (ii) declaring any dividend, if immediately prior to or after giving effect to such payments, the aggregate of such Restricted Payments exceeds 15% of cash flows available for debt service, as defined in the Credit Facility, or an event of default has occurred under the credit agreements. Furthermore, the Credit Facility specifies a minimum cash flow to debt service coverage ratio. As of December 31, 1994, such restrictions had no adverse impact on the Company's ability to pay regular dividends.

  Purchase Rights

  On January 21, 1991, the Board of Directors adopted the Preferred Stock Purchase Rights Plan and declared a dividend distribution of one right for each outstanding share of Common Stock. Each right becomes exercisable, at a price of $55, when any person or group has acquired, obtained the right to acquire or made a tender or exchange offer for beneficial ownership of 15 percent or more of the Company's outstanding Common Stock, except pursuant to a tender or exchange offer for all outstanding shares of Common Stock deemed to be fair and in the best interests of the Company and its stockholders by a majority of the independent Continuing Directors (as defined in the plan). Each right entitles the holder, other than the acquiring person or group, to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Junior Preferred Stock"), or to receive, after certain triggering events, Common Stock or other property having a market value of twice the exercise price of each right. After the rights become exercisable, if the Company is acquired in a merger or other business combination in which it is not the survivor or 50 percent or more of the Company's assets or earning power are sold or transferred, each right entitles the holder to purchase common stock of the acquiring company with a market value equal to twice the exercise price of each right. At December 31, 1994, there were no shares of Junior Preferred Stock issued.

  The rights, which expire on January 21, 2001, and the exercise price are subject to adjustment and may be redeemed by the Company for $0.01 per right at any time before they become exercisable. Under certain circumstances, the Continuing Directors may opt to exchange one share of Common Stock for each exercisable right.

  Preferred Stock

  At December 31, 1994 and 1993, 692,439 shares of the Company's $3.125 cumulative convertible preferred stock ("$3.125 preferred stock") were issued and outstanding. Each share has a stated value of $50 and is convertible any time by the holder into Common Stock at a conversion price of $21 per share, subject to adjustment. The $3.125 preferred stock is redeemable by the Company for a stated redemption price per share, starting at $55 per share in 1994 and declining to $50 per share in 2003, plus accrued dividends. Prior to May 31, 1997, the Company's option to redeem the $3.125 preferred stock is subject to a provision that the Common Stock closing price must equal at least 130% of the conversion price for 20 of 30 consecutive trade days. The Company also has the option to convert the $3.125 preferred stock to Common Stock at the conversion price provided the Company has the right to redeem the $3.125 preferred stock, as described above, and the closing price of the Common Stock is at least equal to the conversion price for 20 consecutive trading days.

  On May 2, 1994, the Company issued 1,134,000 shares of 6% convertible redeemable preferred stock ("6% preferred stock") in connection with the WERCO acquisition (See Note 13. WERCO Acquisition). Each share has 1.7 voting rights, a stated value of $50 and is convertible at any time by the holder into Common Stock at a conversion price of $28.75 per share, subject to adjustment. On or after the fourth anniversary of the date of issuance, the 6% preferred stock is redeemable, in whole or in part, at the Company's option price of $50 per share. Before the fifth anniversary date, the Company may opt to redeem the 6% preferred stock in shares of Common Stock, using the market price on the date redeemed, plus a cash payment for the accrued dividends due on the shares redeemed. After the fifth anniversary date, the $50 per share redemption price is payable in cash, plus a cash payment for accrued dividends due on the shares redeemed.

13. WERCO ACQUISITION

  The Company completed the merger between a Company subsidiary and Washington Energy Resources Company ("WERCO"), a wholly-owned subsidiary of Washington Energy Company. The Company acquired the stock of WERCO in a tax-free exchange. Total capitalized costs related to the acquisition were $216.2 million, comprised of cash and stock consideration of $176.0 million (subject to certain post-closing adjustments in 1995) and a $40.2 million non-cash component relating to the deferred income taxes attributable to the difference between the tax and book bases of the acquired properties, as required by SFAS 109, "Accounting for Income Taxes". The acquisition, effective May 2, 1994, was recorded using the purchase method. Excluded from the transaction were certain firm transportation, storage and other contractual arrangements of WERCO's marketing affiliate which were retained by Washington Energy Company.

  The Company issued 2,133,000 shares of Common Stock and 1,134,000 shares of 6% convertible redeemable preferred stock ($50 per share stated value) to Washington Energy Company in exchange for the capital stock of WERCO. The 6% preferred stock is convertible into 1,972,174 shares of Common Stock at $28.75 per share. In addition, the Company advanced cash to repay WERCO's intercompany indebtedness. The intercompany debt of WERCO was $63.7 million, as adjusted.

  The oil and gas properties, located in the Green River Basin of Wyoming and in the Gulf Coast, had an estimated 191 Bcfe of proved reserves at the acquisition date, of which 82% was natural gas. Average net daily production from such properties in 1994 was approximately 51.1 Mmcfe. The properties include 483 wells (134 net).

  The following represents the pro forma results of operations as if the WERCO acquisition had occurred at the beginning of 1993:

                                                         1994                 1993
                                                       -------              --------
                                                  (in thousands except per share amounts)
    Total Revenue.........................             $259,068             $221,717
    Net Loss Applicable to Common Shares..             $ (7,291)            $ (1,191)
    Loss per Common Share.................             $  (0.32)            $  (0.05)

    The results of operations presented above do not purport to be indicative of the results of future operations, nor the results of historical operations had the acquisition occurred as of the assumed dates.

14.  SUBSEQUENT EVENT  (UNAUDITED)

    On January 26, 1995, the management announced a plan to be implemented in the first quarter of 1995 through which the Company expects to:

    i) Maximize the Company's discretionary cash flows by reducing its capital spending to concentrate on the highest potential return opportunities, selling selective non-core properties, and applying excess cash to debt reduction;

   ii) Consolidate the Company's management in the Rocky Mountain, Anadarko and onshore Gulf Coast areas into a single Western Region; and,

   iii)  Reduce the number of Company employees by approximately 15%.

    These steps will result in a one-time charge to earnings of approximately $3.5 million, or $0.15 per share, in the first quarter of 1995. The expected reduction in recurring expenses is approximately $3 million in 1995 and $4 million a year thereafter.

15.  FINANCIAL INSTRUMENTS

    The following disclosures on the estimated fair value of financial instruments are presented in accordance with SFAS 107, "Disclosures about Fair Value of Financial Instruments". Fair value, as defined in SFAS 107, is the amount at which the instrument could be exchanged currently between willing parties. The Company uses available marketing data and valuation methodologies to estimate fair value of debt.


                                                 December 31, 1994            December 31, 1993
                                               ----------------------      --------------------------
                                               Carrying    Estimated       Carrying        Estimated
                                                Amount    Fair Value        Amount        Fair Value
                                               ---------  -----------      --------       -----------
                                                                   (in thousands)
   Debt
     Senior Notes............................   $ 80,000    $ 84,700       $ 80,000        $ 95,000
     Credit Facility.........................    188,000     188,000         89,000          89,000
     Short-Term Line and Other Note Payable..        363         386            530             530
                                                --------    --------       --------        --------
                                                $268,363    $273,086       $169,530        $184,530
                                                ========    ========       ========        ========
   Other Financial Instruments
     Interest Rate Swaps.....................   $     --    $ (5,296)      $     --        $   (184)
     Gas Price Swaps.........................         --      (1,010)            --              45

  Long-Term Debt

   The fair value of long-term debt is the estimated cost to acquire the debt, including a premium or discount for the differential between the issue rate and the year-end market rate. The fair value of the Senior Notes is based upon interest rates available to the Company. The Credit Facility and the short-term line approximate fair value because these instruments bear interest at rates based on current market rates.

  Interest Rate Swap Agreements

   In November 1993, the Company executed reverse interest rate swap agreements with four banks that effectively converted the Company's $80 million fixed rate notes into variable rate notes. Under the swap agreements, the Company pays a variable rate of interest that is based on the six-month LIBOR. The banks pay the Company fixed rates of interest that average 5.00%. The four agreements have notional principal of $20 million each with terms of two, three, four and five years. The fair value is determined by obtaining termination values from third parties (see Note 1. "Risk Management Activities").

   In January 1995, the Company entered into four additional swap agreements which effectively fixed interest payments on the original interest rate swaps until May 1997. As a result, the Company will record a charge to interest expense of approximately $4.4 million over the period of the additional swaps. For the two original interest rate swap agreements with terms ending on November 1997 and 1998, respectively, the Company is exposed to interest rate risk for the periods extending beyond May 1997.

  Gas Price Swaps

   The Company has entered into several price swap agreements with seven counterparties. In a majority of the natural gas price swap agreements, the Company receives a fixed price ("fixed price swap contracts") for a notional quantity of natural gas in exchange for its paying a variable price based on a market based index, such as the NYMEX gas futures. The fixed price swap contracts are used to hedge price risk associated with the Company's production. During 1994, the fixed prices received on closed contracts ranged from $1.58 to $3.19 per Mmbtu on total notional quantities of 14,931,000 Mmbtu. One fixed price swap contract was open at December 31, 1994 with a fixed price of $2.08 per Mmbtu, a contract period extending to March 1995 and open notional quantities totalling 400,000 Mmbtu. In the other natural gas price swap contracts, in which the Company receives the variable price and pays a fixed price ("variable price swap contracts"), the fixed prices paid on closed contracts in 1994 ranged from $1.87 to $2.41 on total notional quantities of 4,089,000 Mmbtu. The Company uses the variable price swap contract to hedge the price risk associated with its purchased gas. One variable price swap contract was open at December 31, 1994 with a fixed price of $1.60, a contract period extending to December 1995, open notional quantities totalling 5,475,000 Mmbtu and a margin call requirement for obligations over $2 million. This variable price swap contract partially hedges the price of third-party purchased gas used to supply a long-term, fixed price contract. The estimated fair value of price swaps presented above are for hedged transactions in which gains or losses are recognized in results of operations over the periods that production or purchased gas is hedged (see Note 1. "Risk Management Activities").

   The Company is exposed to market risk on these open contracts to the extent of changes in market prices for natural gas. However, the market risk exposure on these hedged contracts is offset by the gain or loss recognized upon the ultimate sale of the natural gas that is hedged.

  Credit Risk

   Although notional contract amounts are used to express the volume of gas price and interest rate swap agreements, the amounts potentially subject to credit risk, in the event of non-performance by third parties, are substantially smaller. The Company does not anticipate any material impact to its financial results due to non-performance by the third parties.

                          CABOT OIL & GAS CORPORATION

                SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

  OIL AND GAS RESERVES

  Users of this information should be aware that the process of estimating quantities of "proved" and "proved developed" natural gas and crude oil reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

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

  Estimates of proved and proved developed reserves at December 31, 1994, 1993 and 1992 were based on studies performed by the Company's petroleum engineering staff. The estimates prepared by the Company's engineering staff were reviewed by Miller and Lents, Ltd., who indicated in their recent letter dated February 10, 1995 that, based on their investigation and subject to the limitations described in such letter, it was their judgement that the results of those estimates and projections for 1994 were reasonable in the aggregate.

  No major discovery or other favorable or adverse event subsequent to December 31, 1994 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

                          CABOT OIL & GAS CORPORATION

  The following table sets forth the Company's net proved reserves, including changes therein, and proved developed reserves for the periods indicated, as estimated by the Company's engineering staff. All reserves are located in the United States (more than 99%) or Canada.

                                                           Natural Gas
                                                ---------------------------------
                                                           December 31,
                                                ---------------------------------
                                                   1994       1993        1992
                                                ----------  --------  -----------
                                                    (millions of cubic feet)
PROVED RESERVES
 Beginning of Year............................    808,280   724,666     716,450
 Revisions of Prior Estimates.................    (24,627)  (18,270)     (8,947)
 Extensions, Discoveries and Other Additions..     64,829    58,265      56,875
 Production...................................    (58,319)  (46,050)    (45,466)
 Purchases of Reserves in Place...............    168,957    93,131       5,771
 Sales of Reserves in Place...................     (6,037)   (3,462)        (17)
                                                  -------   -------     -------
 End of Year..................................    953,083   808,280     724,666
                                                  =======   =======     =======

PROVED DEVELOPED RESERVES.....................    805,913   669,672     583,673
                                                  =======   =======     =======

                                                             Liquids
                                                  ------------------------------
                                                           December 31,
                                                 --------------------------------
                                                    1994       1993       1992
                                                 ---------   --------   ---------
                                                      (thousands of barrels)
PROVED RESERVES
 Beginning of Year............................     2,826      1,799       1,213
 Revisions of Prior Estimates                        (98)      (355)        235
 Extensions, Discoveries and Other Additions..       181        437         511
 Production...................................      (824)      (345)       (162)
 Purchases of Reserves in Place...............     5,992      1,331           3
 Sales of Reserves in Place...................       (41)       (41)         (1)
                                                 -------    -------     -------
 End of Year..................................     8,036      2,826       1,799
                                                 =======    =======     =======

PROVED DEVELOPED RESERVES.....................     7,704      2,346       1,510
                                                 =======    =======     =======

                          CABOT OIL & GAS CORPORATION

  Capitalized Costs Relating to Oil and Gas Producing Activities

    The following table sets forth the aggregate amount of capitalized costs relating to natural gas and crude oil producing activities and the aggregate amount of related accumulated depreciation, depletion and amortization.

                                                          Year Ended December 31,
                                                       ------------------------------
                                                          1994      1993      1992
                                                       ----------  --------  --------
                                                               (in thousands)
Aggregate Capitalized Costs Relating
  to Oil and Gas Producing Activities..                 $980,676  $696,520  $587,213
                                                        ========  ========  ========
Aggregate Accumulated Depreciation,
  Depletion and Amortization...........                 $346,080  $296,764  $281,280
                                                        ========  ========  ========

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities and Finding and Development Costs of Proved Reserves

  Costs incurred in property acquisition, exploration and development activities were as follows:

                                                                  Year Ended December 31,
                                                            ---------------------------------
                                                               1994         1993       1992
                                                            ----------    --------   --------
                                                                      (in thousands)
Property Acquisition Costs--Proved........................     $184,835   $ 82,364   $ 1,586
Property Acquisition Costs--Unproved......................        4,685      3,893     1,891
Exploration and Extension Well Costs......................        9,402      7,487     6,703
Development Costs.........................................       46,463     34,183    19,443
                                                               --------   --------   -------
  Total costs.............................................     $245,385   $127,927   $29,623
                                                               ========   ========   =======
(A)  Proved Reserves of Additions, includes Drilling
     of Acquired Proved Undeveloped Locations in Connection
     with the Emax Acquisition and Revisions (in Natural
     Gas Equivalents), Mmcfe  (1)..........................      56,900     45,700    52,400
                                                               --------   --------   -------
(B)  Proved Reserves of (A) Above, Plus Purchases of
     Reserves in Place, Mmcfe (1)..........................     245,600    141,600    58,200
                                                               --------   --------   -------
Calculated Finding and Development
  Cost of Proved Reserves, (A) Above, $/Mcfe (1)..........     $   0.97   $   0.92   $  0.47
                                                               --------   --------   -------
Calculated Finding and Development
  Cost of Proved Reserves, (B) Above, $/Mcfe (1)..........     $   0.98   $   0.88   $  0.45
                                                               --------   --------   -------
------------------

  (1) The Company has included the reserve additions and related costs associated with the development drilling of proved undeveloped locations in 1994 and 1993 acquired in connection with the Emax acquisition. In addition, exploration expenses that are administrative in nature are excluded from the finding and development cost calculation.

                          CABOT OIL & GAS CORPORATION

Historical Results of Operations from Oil and Gas Producing Activities

  The results of operations for the Company's oil and gas producing activities were as follows:

                                                Year Ended December 31,
                                               -------------------------
                                                 1994     1993     1992
                                               -------  --------  -------
                                                     (in thousands)
Operating Revenues..........................   $126,307  $105,247  $96,726
Costs and Expenses
  Production................................     39,114    31,065   26,425
  Other Operating...........................     16,787    17,476   18,081
  Exploration...............................      8,014     6,943    6,227
  Depreciation, Depletion and Amortization..     48,075    31,648   28,622
                                               --------  --------  -------
    Total Cost and Expenses.................    111,990    87,132   79,355
                                               --------  --------  -------
Income Before Income Taxes..................     14,317    18,115   17,371
Provision for Income Taxes..................      5,011     6,340    5,906
                                               --------  --------  -------
Results of Operations.......................   $  9,306  $ 11,775  $11,465
                                               ========  ========  =======

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

  The Company believes that the following factors should be taken into account in reviewing the following information: (i) future costs and selling prices will probably differ from those required to be used in these calculations; (ii) due to future market conditions and governmental regulations, actual rates of production achieved in future years may vary significantly from the rate of production assumed in the calculations; (iii) selection of a 10% discount rate is arbitrary and may not be reasonable as a measure of the relative risk inherent in realizing future net oil and gas revenues; and (iv) future net revenues may be subject to different rates of income taxation.

                          CABOT OIL & GAS CORPORATION

  Under the Standardized Measure, future cash inflows were estimated by applying year-end oil and gas prices adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. The average prices related to proved reserves at December 31, 1994, 1993 and 1992 were for oil ($/Bbl) $17.06, $16.20 and $19.90, respectively, and for natural gas ($/Mcf) $1.88, $2.40 and $2.42, respectively. Future cash inflows were reduced by estimated future development and production costs based on year-end costs in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying year-end statutory tax rates to future pretax net cash flows, reduced by the tax basis of the properties involved. Use of a 10% discount rate is required by SFAS 69.

          Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

                          CABOT OIL & GAS CORPORATION

  Standardized Measure is as follows:

                                                     Year Ended December 31,
                                                 ---------------------------------
                                                   1994         1993        1992
                                                 -------      --------     -------
                                                        (in thousands)
Future Cash Inflows........................     $2,219,559   $2,190,400   $1,998,543
Future Production and Development Costs....       (723,767)    (670,390)    (593,094)
                                                ----------   ----------   ----------
Future Net Cash Flows Before Income Taxes..      1,495,792    1,520,010    1,405,449
10% Annual Discount for Estimated Timing
  of Cash Flows............................       (880,130)    (878,912)    (825,564)
                                                ----------   ----------   ----------
Standardized Measure of Discounted Future
  Net Cash Flows Before Income Taxes.......        615,662      641,098      579,885
Future Income Tax Expenses, Net of 10%
  Annual Discount (1)......................       (125,167)    (173,198)    (175,308)
                                                ----------   ----------   ----------
Standardized Measure of Discounted Future
  Net Cash Flows...........................     $  490,495   $  467,900   $  404,577
                                                ==========   ==========   ==========

--------------
(1) Future income taxes before discount were $433,212, $480,817 and $456,000 for the years ended December 31, 1994, 1993 and 1992, respectively.


  Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

  The following is an analysis of the changes in the Standardized Measure:

                                                     Year Ended December 31,
                                                 ------------------------------
                                                   1994        1993       1992
                                                 --------    --------  --------
                                                         (in thousands)
Beginning of Year                               $ 467,900   $404,577   $362,361
Discoveries and Extensions, Net of
  Related Future Costs......................       24,188     48,183     47,177
Net Changes in Prices and Production Costs..     (133,750)   (53,822)    32,671
Accretion of Discount.......................       64,110     57,989     51,907
Revisions of Previous Quantity Estimates,
  Timing and Other..........................      (32,654)   (33,731)   (21,526)
Development Costs Incurred..................       16,631     18,617     15,593
Sales and Transfers, Net of
  Production Costs..........................      (87,193)   (74,182)   (70,301)
Net Purchases of Reserves in Place..........      123,232     98,159      5,295
Net Change in Income Taxes..................       48,031      2,110    (18,600)
                                                ---------   --------   --------
End of Year.................................    $ 490,495   $467,900   $404,577
                                                =========   ========   ========

                          CABOT OIL & GAS CORPORATION

                           SELECTED DATA (UNAUDITED)

Net Acreage by Area of Operation

                                 December 31, 1994
                        -----------------------------------
                         Developed  Undeveloped    Total
                        ----------  -----------  ---------
Appalachian Region         758,238    383,692    1,141,930
Western Region             241,708    220,403      462,111
                           999,946    604,095    1,604,041

Productive Well Summary

     The following table reflects the Company's ownership at December 31, 1994 in gas and oil wells in the Appalachian Region (consisting of various fields located in West Virginia, Pennsylvania, New York, Ohio, Virginia and Kentucky) and in the Western Region (consisting of various fields located in the Mid-Continent, including Louisiana, Oklahoma, Texas, Kansas, North Dakota and Wyoming, and in Canada).

                       Natural Gas        Oil           Total
                    ---------------  ------------  --------------
                     Gross     Net    Gross  Net    Gross    Net
                    -------  ------  ------ -----  ------  ------
Appalachian Region  4,108   3,764.6    17   14.6   4,125  3,779.2
Western Region      1,119     545.0   631  189.4   1,750    734.4
                    5,227   4,309.6   648  204.0   5,875  4,513.6

   "Productive" wells are producing wells and wells capable of production.

Price Range of Common Stock and Dividends

    The Common Stock is listed and principally traded on the NYSE. The following table sets forth for the periods indicated the high and low sales prices per share of the Common Stock, as reported in the consolidated transaction reporting system, and the cash dividends paid per share of the Common Stock:

                                              Cash
                           High      Low    Dividends
                         -------  -------  -----------
1994
        First Quarter      $23.50   $19.13      $0.04
        Second Quarter      23.25    18.75       0.04
        Third Quarter       22.25    18.38       0.04
        Fourth Quarter      19.88    13.38       0.04
1993
        First Quarter      $24.13   $15.50      $0.04
        Second Quarter      25.88    21.50       0.04
        Third Quarter       27.00    20.13       0.04
        Fourth Quarter      26.25    17.63       0.04

                          CABOT OIL & GAS CORPORATION

      As of January 31, 1995, there were 1,386 registered holders of the Common Stock. Shareholders include individuals, brokers, nominees, custodians, trustees and institutions such as banks, insurance companies and pension funds. Many of these hold large blocks of stock on behalf of other individuals or firms.

Quarterly Financial Information (Unaudited)


                                 First    Second      Third       Fourth     Total
                                ------  ---------   --------    ---------  -------
                                      (In Thousands Except Per Share Amounts)
1994
   Total Revenues               $65,840  $56,453   $55,758       $59,016   $237,067
   Operating Income              11,580    1,513      (423)        2,343     15,013
   Net Income (Loss)              4,682   (2,480)   (4,441)       (3,205)    (5,444)
   Earnings (Loss) Per Share    $  0.23  $ (0.11)  $ (0.20)      $ (0.14)  $  (0.25)
1993
   Total Revenues               $43,475  $38,379   $33,483       $48,958   $164,295
   Operating Income               8,290    3,823     2,212         5,682     20,007
   Net Income (Loss)              3,895      566    (3,570)(1)     1,197      2,088
   Earnings (Loss) Per Share    $  0.19  $  0.03   $ (0.17)(1)   $  0.06   $   0.10

--------------
     (1) Includes a $2.3 million charge, or 11 cents a share, due to a federal income tax rate increase.